UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: __________

ChdgAI Commodities Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Unit 7-1, Flat A, 3/f, Chevalier Industrial Building, 43-45 Beech Street, Tai Kok Tsui, Kowloon, Hong Kong
(Address of principal executive offices)
Haichun Yang, Chief Executive Officer +852 60686572 justin@chdgai.com Unit 7-1, Flat A, 3/f, Chevalier Industrial Building, 43-45 Beech Street, Tai Kok Tsui, Kowloon, Hong Kong
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

8,000,000 Class A Ordinary Shares, par value US$0.0001 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this filing:

As of March 31, 2026, the Registrant had 8,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as Issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐           Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐           No ☒

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INTRODUCTION

In this Registration Statement, unless the context otherwise requires:

●	“Company,” “we,” “us,” and “our” refer to ChdgAI Commodities Limited, a Cayman Islands exempted company, and its subsidiaries, including Fuermosha (HK) Co., Limited;

●	“Class A Ordinary Shares” refer to our Class A Ordinary Shares, par value US$0.0001 per share;

●	“Class B Ordinary Shares” refer to our Class B Ordinary Shares, par value US$0.0001 per share;

●	“Mainland China” or “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan for the purpose of this Registration Statement.

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Hong Kong Dollars” or “HKD” or “HK$” refers to the lawful currency of the Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Renminbi” or “RMB” refers to the lawful currency of the People’s Republic of China.

●	“U.S. Dollars” or “US$” refers to the lawful currency of the United States of America.

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

Our reporting currency is the U.S. dollar. All amounts in this Registration Statement are expressed in U.S. dollars, unless otherwise noted.

This Registration Statement on Form 20-F (this “Registration Statement”) is being filed by the Company with the SEC for the purpose of registering our Class A Ordinary Shares under Section 12(g) of the Exchange Act. We are a “foreign private issuer” as defined under the SEC rules and upon the effectiveness of this Registration Statement, we will become a reporting company subject to the periodic reporting requirements applicable to foreign private issuers. We are not offering or selling any securities pursuant to this Registration Statement, and no public market currently exists for our Class A Ordinary Shares.

OUR COMPANY

We are a Cayman Islands exempted company with limited liability, incorporated on November 19, 2025, and operate as a holding company with no material operations of our own. Substantially all of our business operations, assets, and revenues are conducted through our wholly owned operating subsidiary, Fuermosha (HK) Co., Limited, a company incorporated in Hong Kong.

We are a technology-enabled service provider focused on delivering customized software development, integration, and decision-support technology services to enterprise customers in the commodities industry.

Our solutions are designed to support customer-side internal workflows, including market data processing, analytics, risk management support, reporting, process automation, visualization, scenario simulation, and internal decision-support.

We do not engage in commodity trading, brokerage, execution, clearing, settlement, asset management, or the provision of investment advice, and our solutions are not intended to provide trading or investment decision-making services to the public.

Our principal executive offices are located at Unit 7-1, Flat A, 3/f, Chevalier Industrial Building, 43-45 Beech Street, Tai Kok Tsui, Kowloon, Hong Kong, telephone: +852 60686572, and our registered office in the Cayman Islands is located at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, KY1-1002, Grand Cayman, Cayman Islands.

IMPORTANT INFORMATION FOR INVESTORS

Investing in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the risks described under “ITEM 3. KEY INFORMATION—D. Risk Factors” and elsewhere in this Registration Statement before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business.

We are an “emerging growth company” and a “foreign private issuer” under applicable SEC rules. As such, we are eligible for certain exemptions from reporting and governance requirements applicable to U.S. domestic issuers. See “ITEM 3. KEY INFORMATION—D. Risk Factors” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” for additional information.

FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other comparable terminology. We undertake no obligation to update any forward-looking statements after the date of this Registration Statement, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION

We have filed this Registration Statement with the SEC in electronic format. The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Upon the effectiveness of this Registration Statement, we will be subject to the informational requirements of the Exchange Act and will file reports, including annual reports on Form 20-F, and furnish other information with the SEC.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

For a description of the names and functions of our directors and senior management, please see “ITEM 6.A. Directors, Senior Management.” The business address of all of our directors and senior management is Unit 7-1, Flat A, 3/f, Chevalier Industrial Building, 43-45 Beech Street, Tai Kok Tsui, Kowloon, Hong Kong.

B. Advisers

Legal Advisers as to U.S. Securities Law:

iLead Law Group, P.C.

99 Park Ave, Ste 830, New York, NY 10016

C. Auditors

Independent Registered Public Accounting Firm:

INBERGO CPA LLP,

1683 Willis Ave, Merrick, New York 11566 USA

Member of the American Institute of Certified Public Accountants (AICPA)

Registered with the Public Company Accounting Oversight Board (PCAOB)

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

We have recently completed a series of transactions that significantly changed our capitalization.

On November 19, 2025, the Company was incorporated in the Cayman Islands. One Class B Ordinary Share was initially issued to Harneys Fiduciary (Cayman) Limited, as subscriber to the memorandum of association, and was transferred on the same day to Fuer Holdings Ltd.

On December 1, 2025, the Company issued convertible notes in an aggregate principal amount of US$150,000.

On January 15, 2026, the Company completed a corporate reorganization pursuant to which it acquired all of the issued and outstanding shares of Fuermosha (HK) Co., Limited. In connection with this transaction, the Company paid aggregate cash consideration of HK$414,646.30 to the historical shareholders of Fuermosha (HK) Co., Limited and issued 5,500,000 Class A Ordinary Shares and 1,999,999 Class B Ordinary Shares to Fuer Holdings Ltd.

On March 23, 2026, the convertible notes were fully converted into 1,500,000 Class A Ordinary Shares upon satisfaction of the conversion condition set forth in the Convertible Note Subscription Agreement.

On the same date, the Company issued an additional 1,000,000 Class A Ordinary Shares to investors in private subscription transactions.

As of March 31, 2026, all convertible notes had been fully converted into Class A Ordinary Shares. The Company also had outstanding amounts due to related parties, primarily representing advances from shareholders to support its working capital needs.

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As a result of these transactions, our current capitalization reflects the conversion of the outstanding convertible notes into equity and the establishment of our post-reorganization equity structure.

As of March 31, 2026

US$
Cash and cash equivalents	4,914

Indebtedness
Amounts due to related parties	119,988
Total indebtedness	119,988

Shareholders’ equity
Class A Ordinary Shares, USD0.0001 par value, 450,000,000 shares authorized, 8,000,000 shares issued and outstanding	800
Class B Ordinary Shares, USD0.0001 par value, 50,000,000 shares authorized, 2,000,000 shares issued and outstanding	200
Subscription receivables	0
Additional paid-in capital	198,111
Retained Earnings	285,269
Total shareholders’ equity	484,380
Total capitalization and indebtedness	604,368

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

An investment in our Class A Ordinary Shares involves a high degree of risk. The following is a summary of certain principal risks that could materially and adversely affect our business, financial condition, results of operations and the value of our securities. This summary does not address all of the risks that we face. Investors should carefully consider the full set of risk factors described under “ITEM 3.D. Risk Factors” and the other information contained in this Registration Statement.

Risks Relating to Our Corporate Structure

●	Investors hold interests in a Cayman Islands holding company rather than direct equity interests in our Hong Kong operating subsidiary, and their rights may differ from those of direct shareholders of the operating entity.

●	We rely on dividends and other distributions from our Hong Kong subsidiary to fund our cash requirements, and any limitation on such payments could adversely affect our liquidity.

●	We have a limited operating history under our current management and corporate structure, which may make it difficult to evaluate our business and prospects.

●	Our dual-class share structure concentrates voting power in our controlling shareholder, which significantly limits the ability of holders of our Class A Ordinary Shares to influence corporate matters or protect their interests.

●	Our directors and executive officers may have conflicts of interest, and our memorandum and articles of association and related party transaction policy may permit interested directors, after disclosure, to participate in board deliberations, vote, and be counted toward quorum.

●	Our Class B Ordinary Shares do not automatically convert into Class A Ordinary Shares upon transfer, which may allow control to be transferred without a premium to Class A shareholders.

●	Holders of our Class A Ordinary Shares do not have preemptive rights, and future issuances of the unissued shares could dilute their ownership and voting power.

●	Our directors may decline to register transfers of shares in certain circumstances, which could delay or prevent shareholders from transferring their shares.

●	Differences in shareholder rights and remedies under Cayman Islands law may make it more difficult for shareholders to protect their interests.

●	We have engaged, and may continue to engage, in transactions with related parties, which may create conflicts of interest.

Risks Relating to Our Business and Operations

●	Our revenue is primarily project-based and non-recurring, our ability to grow depends on our ability to secure new projects and expand our customer base.

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●	Our revenues and accounts receivable are highly concentrated among a small number of customers, and the loss of any significant customer could materially and adversely affect our business, results of operations, and cash flows.

●	We operate in a competitive and rapidly evolving market, and failure to compete effectively could adversely affect our business.

●	Our business depends on successful delivery of customized solutions on time, within scope, and within budget.

●	We depend on skilled technical personnel, founders, and key technical leadership, and the loss of key personnel could materially harm our business.

●	Our cross-border operating structure and reliance on personnel in mainland China through third-party arrangements may subject us to regulatory scrutiny, compliance costs, restructuring requirements, and enforcement risks.

●	Our revenues are geographically concentrated in Hong Kong and Mainland China, exposing us to regional economic, regulatory, and geopolitical risks.

●	Our strategy to transition from project-based revenue to recurring licensing and maintenance revenue may not be successful.

●	Our growth strategy may require additional capital, cloud resources, technical personnel, and infrastructure, and we may not be able to scale efficiently.

●	We rely on financial support from shareholders and related parties, and withdrawal of such support could adversely affect our liquidity and ability to continue as a going concern.

Risks Relating to Our Operations in Hong Kong and Mainland China and legal framework

●	The regulatory framework for proprietary algorithm-based tools is evolving and uncertain.

●	Hong Kong regulatory developments, including national security-related legislation, may increase our compliance burden or restrict our operations.

●	Geopolitical tensions and regulatory developments involving China, Hong Kong, and the United States may adversely affect our business and the value of our securities.

●	Certain of our services may be characterized as regulated financial services under PRC law, which could require us to modify or restrict certain offerings or incur licensing and compliance costs.

●	We face uncertainties with respect to the interpretation and enforcement of PRC laws and regulations, including potential CSRC filing requirements, PRC resident enterprise taxation, cybersecurity, data protection, and technology-related regulations.

●	PRC foreign exchange regulations may subject certain shareholders to registration requirements and could affect our ability to conduct financing or other cross-border transactions.

●	Our business may be affected by evolving PRC laws and regulations relating to data security, cybersecurity, and personal information protection.

●	We may be involved in legal proceedings from time to time, which could result in costs, management distraction, and adverse outcomes.

●	Risk Related to Immigration Compliance for Our Hong Kong Operations.

Risks Relating to Technology, Intellectual Property and Data

●	Our internally developed algorithms and solutions may produce inaccurate, incomplete, biased, or otherwise suboptimal outputs.

●	Our solutions may be difficult to integrate with customers’ existing systems.

●	Our intellectual property rights are subject to contractual limitations and enforcement risks, including risks arising from work product developed through third-party personnel arrangements, we may not be able to adequately protect our intellectual property.

●	We may be subject to intellectual property infringement claims.

●	We may be exposed to cybersecurity, data protection, and cross-border access risks, including risks relating to third-party systems, remote access by mainland China personnel, and evolving data regulatory requirements.

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Risks Relating to Our Securities and Market

●	No public market currently exists for our Class A Ordinary Shares, and an active trading market may never develop.

●	As a foreign private issuer, we are exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, and shareholders may receive less information or fewer protections.

●	As an emerging growth company, we may take advantage of reduced disclosure and governance requirements, which may make our securities less attractive to investors.

●	We may be unable to secure a FINRA-member market maker to file a Form 211, which could prevent our Class A Ordinary Shares from being quoted on the OTCQB or any other public market.

●	Our management team has limited experience managing a U.S. public reporting company, and compliance costs may be substantial.

●	It may be difficult to enforce civil liabilities against us, our directors, or our officers.

●	If the PCAOB is unable to inspect our auditor, our securities may be prohibited from trading under the HFCAA.

●	Compliance with Exchange Act reporting obligations may increase our legal, accounting, internal control, and administrative costs.

●	We do not expect to pay dividends in the foreseeable future.

●	We may be classified as a passive foreign investment company (PFIC), which could result in adverse U.S. federal income tax consequences for U.S. investors.

Investing in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the following risks and all other information contained in this Registration Statement before purchasing our Class A Ordinary Shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks materialize, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the market price of our Class A Ordinary Shares could decline, and you may lose part or all of your investment.

I. Risks Relating to Our Corporate Structure

Investors hold indirect interests in our operating subsidiary and may have different rights than direct equity holders.

Because we are a holding company and conduct operations through our Hong Kong subsidiary, investors in our Class A Ordinary Shares do not directly hold equity interests in our operating entity. The investor’s rights as a shareholder are limited to the holding company level and do not extend directly to the assets or operations of the Hong Kong subsidiary. The constitutional documents and governing laws of our Cayman Islands entity and Hong Kong subsidiary differ. As a result, the rights and protections afforded to the investors may be different from, or more limited than, those available to a direct shareholder of a Hong Kong operating company.

We rely on dividends and other distributions from our Hong Kong operating subsidiary to fund our cash requirements, and any limitation on such payments could materially and adversely affect our liquidity, operations, and ability to make distributions to shareholders.

We are a holding company and rely on dividends and other distributions from our Hong Kong operating subsidiary to fund our cash requirements, including payment of holding company expenses, servicing any obligations at the holding company level, and making distributions to our shareholders. Under Hong Kong law and our Hong Kong subsidiary’s articles, dividends may be paid only out of distributable profits. Any limitation on the ability of our subsidiary to make such payments could materially and adversely affect our liquidity, financial condition, and ability to make distributions to shareholders.

We have a limited operating history under our current management and corporate structure, which may make it difficult to evaluate our business and prospects.

As a recently reorganized group operating under a relatively new management team, we may face challenges in establishing effective group-level governance, internal controls, financial reporting systems, capital allocation processes, and coordination between the holding company and our operating subsidiary. In addition, our limited operating history under our current business model makes it difficult to evaluate our future prospects and may increase the risk of business volatility. If we are unable to effectively address these challenges, our business, financial condition, and results of operations could be materially and adversely affected.

Our dual class share structure concentrates voting control with our controlling shareholder.

Our share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Each Class B Ordinary Share is entitled to twenty votes, while each Class A Ordinary Share is entitled to one vote. All of our issued and outstanding Class B Ordinary Shares are held by our controlling shareholder, Fuer Holdings Limited.

As of March 31, 2026, our controlling shareholder beneficially owned approximately 75% of our total outstanding ordinary shares but controlled approximately 94.79% of the total voting power of our Company. As a result, our controlling shareholder has the ability to control or determine the outcome of virtually all matters submitted to a vote of shareholders, including the election of directors, approval of mergers, consolidations or other significant corporate transactions, amendments to our constitutional documents, and other major corporate actions.

This concentration of voting power may delay, prevent or deter a change of control of our Company, could discourage potential acquirers from making an offer for our Company, and may deprive our shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company.

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Our controlling shareholder may take actions that are not in the best interests of our minority shareholders.

The interests of our controlling shareholder may differ from those of our other shareholders, particularly with respect to decisions regarding business strategy, financing, dividend policy, or corporate transactions.

Because of our dual-class structure and concentration of voting power, holders of our Class A Ordinary Shares will have little to no ability to influence corporate matters and may not be able to prevent actions that they may consider unfavorable. This structure may also adversely affect the trading price of our Class A Ordinary Shares, as some investors may perceive the limited voting power as a disadvantage, less attractive.

Our directors and executive officers may have personal interests that conflict with their fiduciary duties to the Company and our shareholders.

Our directors and executive officers may have personal or financial interests that conflict with the interests of the Company and our shareholders, including in connection with compensation arrangements, outside activities, and related party transactions.

Under our Memorandum and Articles of Association and our related party transaction policy, a director who has a material interest in a transaction may, following disclosure of such interest, be permitted to participate in board deliberations, vote on the matter, and be counted toward quorum. As a result, decisions involving potential conflicts of interest may be approved with the participation of interested directors. Although our board seeks to manage conflicts through disclosure and internal procedures, there can be no assurance that all conflicts will be identified or resolved in a manner favorable to our minority shareholders. Any such conflicts could result in decisions that are not in the best interests of the Company or our shareholders and could materially and adversely affect our business and the value of our securities.

Our Class B Ordinary Shares do not automatically convert into Class A Ordinary Shares upon transfer, which may allow a third party to acquire a controlling interest in the Company without a premium being paid to our Class A shareholders.

Our amended and restated memorandum and articles of association (the “Articles”) do not contain sunset provisions or automatic conversion triggers that would cause Class B Ordinary Shares to convert into Class A Ordinary Shares upon the death of a holder or upon transfer to an affiliate or a third party. Accordingly, our founders or their affiliates could transfer their Class B Ordinary Shares to heirs or a third party, and those shares would retain their enhanced voting rights. This could permit a third party to acquire control of the Company without being required to make an offer to purchase the Class A Ordinary Shares held by our minority shareholders or to pay any control premium to such shareholders. This structure could result in a long-term concentration of voting power and adversely affect the market price of our Class A Ordinary Shares.

Our Class A Ordinary Shares do not carry preemptive rights, and future issuances of additional shares or preferred shares could result in substantial dilution of your ownership and voting power.

Under our Memorandum and Articles of Association and the laws of the Cayman Islands, holders of our Class A Ordinary Shares do not have preemptive rights. As a result, if we decide to issue additional Class A Ordinary Shares or other equity securities in the future, whether to raise capital, fund operations, support acquisitions, or for other corporate purposes, we are not required to offer such securities to existing holders of our Class A Ordinary Shares on a pro rata basis. Any issuance of additional Class A Ordinary Shares or securities convertible into, exercisable for, or exchangeable for Class A Ordinary Shares could result in substantial dilution to holders of our Class A Ordinary Shares.

Our Directors may decline to register a transfer of shares in certain circumstances, which could delay or prevent you from selling or transferring your shares.

Under our Memorandum and Articles of Association, our Directors may, in their discretion, decline to register a transfer of shares if they determine in good faith that the transfer may result in non-compliance with applicable laws or regulations in any relevant jurisdiction. If our Directors decline to register a transfer of shares, you may experience delays in transferring your shares or may be unable to transfer your shares at the desired time or on desired terms. Any challenge to such a decision may require legal proceedings in the Cayman Islands, which could be time-consuming, costly, and uncertain.

Differences in shareholder rights and available remedies under Cayman Islands law may make it more difficult for you to protect your interests.

Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders under Cayman Islands law may differ materially from the rights of shareholders of corporations incorporated in U.S. jurisdictions such as Delaware. Cayman Islands law does not generally impose fiduciary duties on a controlling shareholder in the same manner as under U.S. law. In addition, Cayman Islands law limits the circumstances in which a shareholder may bring a derivative action on behalf of the company. Under the rule in Foss v. Harbottle, the company itself is generally the proper plaintiff for a wrong done to it, and derivative actions by minority shareholders are permitted only in limited circumstances.

Our constitutional documents also contain procedural provisions that may make it more difficult for shareholders to protect their interests. For example, our Articles provide for a shorter notice period for general meetings than is typical for many U.S. domestic corporations. These differences, together with the less developed body of Cayman Islands corporate and securities jurisprudence as compared to the United States, may make it more difficult for you to protect your interests through shareholder litigation or other legal remedies than would be the case if we were incorporated in a U.S. jurisdiction.

We have engaged, and may continue to engage, in transactions with our controlling shareholder and other related parties, which may create conflicts of interest and may not always be on terms as favorable to us as those that could have been obtained from unaffiliated third parties.

We have entered into, and may continue to enter into, transactions with shareholders and other related parties. We may in the future continue to enter into transactions with our controlling shareholder, our founders, our directors, our officers, or their affiliates.

These transactions may create conflicts of interest and may involve determinations by our board of directors or controlling shareholder regarding pricing, allocation of corporate opportunities, capital structure, governance, or other matters. Although related-party transactions may be reviewed and approved by our board of directors with the interest disclosed, there can be no assurance that such transactions will be on terms as favorable to us as those that could have been obtained from unaffiliated third parties.

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II. Risks Relating to Our Business and Industry

Our revenue is primarily project-based and non-recurring, rather than subscription-based or long-term in nature.

Our customer engagements are typically structured as discrete software development projects, and we generally do not have long-term service agreements or subscription-based arrangements that provide recurring revenue. Upon completion of a project, customers are not obligated to engage us for additional services, and we must secure new projects from existing or new customers to generate revenue.

Although we have recently experienced repeat engagements from certain customers, such engagements are not contractually committed and may be irregular in timing, scope, and duration. As a result, our ability to maintain or grow our revenues depends on our ability to continuously obtain new projects. There can be no assurance that we may be able to do so on a timely basis or at all.

Any failure to secure new projects or maintain repeat engagements could result in significant fluctuations or declines in our revenues, operating results, and cash flows.

Our revenues and accounts receivable are highly concentrated among a small number of customers, and the loss of, or a material reduction in business from, any of these customers could materially and adversely affect our business, results of operations, and cash flows.

Our revenues are highly concentrated among a limited number of customers. For the fiscal year ended September 30, 2025, approximately 100% of our revenues were derived from four customers, with our largest customer accounting for approximately 45.8% of total revenues. For the fiscal year ended September 30, 2024, 100% of our revenues were derived from a single customer. In addition, as of September 30, 2025, 100% of our gross accounts receivable were attributable to one customer. The loss of any significant customer or a reduction in demand could materially and adversely affect our business, results of operations, and cash flows.

We operate in a highly competitive and rapidly evolving market.

The market for algorithm-based tools and decision-support software in the commodity industry is highly competitive and characterized by rapid technological change. We compete with a range of market participants, including customers’ in-house technology teams, enterprise software providers, and other specialized AI-enabled solution providers, some of which have significantly greater financial, technical, data, and human resources than we do. Rapid advances in artificial intelligence, data analytics, and related technologies may result in new or improved solutions that outperform our offerings or reduce the perceived value of customized proprietary algorithm-based tools. Our failure to compete effectively on functionality, performance, pricing, or delivery timelines could materially and adversely affect our business and results of operations.

Our business depends on our ability to successfully deliver customized solutions on time, within scope, and within budget.

Our business is primarily based on the delivery of customized software development projects tailored to the specific needs and workflows of our customers. Unlike standardized or off-the-shelf software products, customized solutions involve higher levels of technical complexity, integration requirements, and project management challenges. Such projects may be subject to risks including scope changes, delays in development or deployment, cost overruns, dependency on customer-provided data or systems, and evolving customer requirements. If we fail to deliver projects on time, within budget, or in accordance with agreed specifications, we may experience delayed or reduced payments, increased costs, contractual disputes, reputational harm, or loss of future business opportunities.

Our business depends on the availability and retention of skilled technical personnel.

Our success depends heavily on the availability, expertise, and retention of skilled technical personnel, including software engineers, data scientists, and AI and algorithm specialists. Competition for qualified technical personnel in the fields of artificial intelligence, data analytics, and software engineering is intense, and we may face challenges in attracting, retaining, and motivating such personnel. The loss of key technical personnel, or our inability to hire and retain additional qualified personnel in a timely manner, could disrupt project delivery, impair our ability to innovate, and result in the loss of critical institutional knowledge.

In addition, certain of our personnel are located in Mainland China and may be engaged through cross-border service or third-party arrangements. These arrangements may limit our ability to offer equity-based or other long-term incentive compensation in a straightforward or cost-effective manner due to legal, tax, securities, or regulatory considerations in multiple jurisdictions. As a result, we may be less competitive in attracting and retaining talent compared to companies that can offer direct and more standardized equity incentive programs.

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We depend heavily on our founders and key technical leadership, and the loss of any of these individuals could materially harm our business.

We are a small company with only 11 personnel as of the date of this Registration Statement. Our success is significantly attributable to the personal efforts, expertise, and leadership of our founders, Mr. Haichun Yang (our Chief Executive Officer) and Mr. Xinyu Liao (our Chief Operating Officer), as well as our Chief Technology Officer, Mr. Tao Wu. These individuals are critical to our strategic direction, customer relationships, core technology development, and overall business operations.

The loss of any of these key personnel, whether due to resignation, illness, or other circumstances, could disrupt our operations, impair our ability to execute our business strategy, delay product development, harm our customer relationships, and materially and adversely affect our business, financial condition, and results of operations. We do not currently maintain “key person” life insurance on any of our key personnel, and we may not be able to find suitable replacements on a timely basis, or at all, if any of these individuals cease to be involved in our business.

Our cross-border operating structure and reliance on personnel in mainland China through third-party arrangements may subject us to regulatory scrutiny and compliance risks.

Although our Hong Kong subsidiary is our primary contracting entity, a substantial portion of our personnel supporting operations are located in mainland China and are engaged through third-party service providers.

Such arrangements involve legal and regulatory uncertainties under PRC laws relating to labor, tax, social insurance, and business operations, and may be subject to interpretation or challenge by relevant authorities. If our arrangements are recharacterized or deemed non-compliant, we may be required to restructure our operations, establish a local presence, or incur additional costs, including taxes, penalties, or administrative burdens.

In addition, our reliance on third-party service providers may limit our ability to enforce contractual protections with respect to personnel, including confidentiality and intellectual property rights, and may expose us to additional cross-border legal and regulatory risks. Any of the foregoing could adversely affect our business, financial condition, results of operations, and ability to manage and retain personnel.

Our revenues are currently concentrated in a limited number of geographic markets, primarily Hong Kong and the PRC, which exposes us to regional economic, regulatory, and geopolitical risks.

As all of our revenues were derived from customers based in Hong Kong and China, our business, financial condition, and results of operations are highly dependent on economic conditions, regulatory environments, and business developments in these jurisdictions.

Both Hong Kong and the PRC are subject to evolving regulatory frameworks, including data security, technology, and cross-border business regulations, which may affect our ability to provide services or maintain customer relationships. In addition, geopolitical tensions, changes in trade policies, or regulatory restrictions between China, Hong Kong, and other jurisdictions could adversely impact our operations or limit our ability to expand into new markets.

Furthermore, because our revenues are currently concentrated in a single geographic region, we may be more vulnerable to local economic downturns, market disruptions, or changes in customer demand in that region. If we are unable to diversify our customer base geographically, our business and results of operations could be materially and adversely affected.

Our strategy to transition from project-based development to a recurring revenue model involving licensing and maintenance fees may not be successful, which could adversely affect our future profitability.

As part of our long-term growth strategy, we intend to shift our revenue mix by increasing the proportion of recurring income derived from technology licensing, usage-based fees, and standalone maintenance contracts. This transition represents a significant change in our business model and involves substantial risks, including customer resistance to recurring fee structures, challenges in standardizing pricing, uncertainty regarding the continuation of customer relationships, and the possibility that our recurring revenue streams may not materialize as planned. If we fail to execute this shift, our revenue may remain volatile and dependent on the acquisition of new large-scale development projects.

Our growth strategy may require additional capital, cloud resources, and infrastructure, and we may not be able to scale efficiently.

Our future growth may require significant investments in technical personnel, cloud infrastructure, computing resources, product standardization, delivery capacity, and internal systems. As we seek to expand our business and increase the scale of our licensing, maintenance, and deployment activities, we may face increased operating costs, implementation complexity, and pressure on margins. If we are unable to secure sufficient capital or deploy resources efficiently, or if our internal processes and systems do not scale effectively with our growth, our ability to execute our business strategy and support customer demand may be adversely affected.

We rely on financial support from our shareholders and related parties, and the withdrawal of such support could materially and adversely affect our liquidity and ability to continue as a going concern.

We have historically depended on advances from shareholders and related parties to fund our operations and working capital needs, and a significant portion of our liabilities consists of amounts due to such parties. There can be no assurance that such financial support will continue in the future or be available on commercially reasonable terms.

III. Risks Relating to Proprietary Algorithm-Based Tools, Technology, Intellectual Property, Cybersecurity and Data Protection

Our internally developed algorithms and methodologies / solutions modules may produce inaccurate, incomplete, biased, or otherwise suboptimal outputs.

Our internally developed algorithms and methodologies / solutions rely on complex algorithms, statistical techniques, and data inputs, and may generate inaccurate, incomplete, biased, or otherwise suboptimal outputs. Such risks may be heightened under abnormal market conditions, limited or low-quality data availability, unforeseen geopolitical or regulatory events, or rapid changes in commodity market dynamics. If our internally developed algorithms and methodologies/ solutions fail to perform as expected, our customers may incur financial losses, question the reliability of our products, refuse to rely on our outputs, or seek contractual remedies. Any such outcomes could result in reputational harm, loss of customers, contractual disputes, or other adverse consequences.

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Our solutions may be difficult to integrate with customers’ existing systems.

Our internally developed algorithms and methodologies / solutions are often required to be integrated with our customers’ existing trading platforms, risk management systems, ERP systems, data feeds, or other legacy infrastructure. These systems may vary significantly in architecture, data quality, documentation, and technical compatibility. Integration challenges may result in development delays, increased costs, scope changes, performance limitations, or reduced functionality. Any failure to integrate our solutions efficiently and effectively could adversely affect customer satisfaction, project profitability, and our reputation.

Our intellectual property rights are subject to contractual limitations and enforcement risks

Our intellectual property and technology-related rights are derived from a combination of contractual rights, internally developed know-how, software copyrights, and work product developed by personnel engaged through third-party arrangements, and our ability to protect and enforce these rights may be limited. Certain of our technology rights are contractual in nature and may be subject to limitations relating to scope, duration, exclusivity, renewal, transferability, or interpretation. If such rights are interpreted more narrowly than expected, expire, are not renewed, or are challenged by third parties, our ability to use or commercialize certain technology may be restricted.

In addition, because certain personnel contributing to our technology development are engaged through third-party service providers rather than directly employed by us, our ownership or enforceability of intellectual property rights in their work product may depend on contractual arrangements with such providers and personnel. Although we implement confidentiality and intellectual property assignment provisions, these arrangements may not be sufficient or enforceable in all circumstances.

Any limitations, dispute, or failure to enforce our intellectual property or technology-related rights could adversely affect our ability to develop, maintain, or deliver our services, and could materially and adversely affect our business, financial condition, results of operations, and competitive position.

We may be subject to intellectual property infringement claims.

The software and artificial intelligence industries are characterized by frequent intellectual property litigation and claims. We may face allegations that our products, services, software, algorithms, development activities, or other aspects of our business infringe, misappropriate, or otherwise violate patents, copyrights, trade secrets, trademarks, or other intellectual property rights of third parties. Such claims, whether or not meritorious, may result in costly litigation, management distraction, reputational harm, injunctions, damages, settlement obligations, or the need to obtain licenses on unfavorable terms. If we are unable to successfully defend ourselves against such claims or obtain necessary rights, we may be required to modify, suspend, or discontinue certain products, features, or development activities.

We may be exposed to cybersecurity, data protection, and regulatory compliance risks, including risks related to third-party systems and cross-border data access.

We may not have sufficient resources or expertise to keep pace with evolving cybersecurity threats, and we rely on third-party vendors and infrastructure that may introduce vulnerabilities beyond our control. Any failure to detect, prevent, or respond to cybersecurity incidents could result in operational disruption, data compromise, customer dissatisfaction, or reputational harm.

In addition, we are subject to evolving cybersecurity, data protection, and technology governance regulations in multiple jurisdictions, including requirements relating to incident reporting, internal controls, and regulatory disclosures. Failure to comply with such requirements, including timely identification or disclosure of cybersecurity incidents, could result in regulatory scrutiny, enforcement actions, penalties, and increased compliance costs.

Our business operations involve remote working arrangements where certain technical personnel located in mainland China have access to our code repositories and development environments. If regulatory authorities determine that our arrangements require additional approvals, security assessments, or modifications to our systems, we may be required to adjust our operations or technical infrastructure, which could result in increased compliance costs, operational disruptions, or limitations on our business.

Any failure to comply with applicable requirements could adversely affect our business, financial condition, and results of operations.

IV. Regulatory and Legal Risks

The regulatory framework for proprietary algorithm-based tools is evolving and uncertain.

Regulation of proprietary algorithm-based tools is evolving across multiple jurisdictions, including the United States, Hong Kong, PRC and other markets in which our customers operate. Existing regulations and regulatory guidance may be subject to new interpretations, and new laws or regulations may be adopted in the future. Such developments could impose additional compliance obligations, restrict the design or functionality of our products, require changes to our business practices, or increase our operating and compliance costs.

The legal and regulatory environment in Hong Kong, including national security-related legislation, may increase our compliance burden, restrict certain activities, or adversely affect our operations and the value of our securities.

Our business operations are conducted mainly in Hong Kong. Hong Kong’s legal and regulatory environment has evolved in recent years, including the adoption and implementation of national security-related legislation such as the NSL and the SNSO (Article 23) These laws are broadly framed, and their interpretation and enforcement may continue to develop.

We are a technology-enabled service provider focused on delivering customized software development, integration, and decision-support technology services for enterprise customers in the commodities industry. We do not operate a trading platform, do not provide brokerage or execution services, and do not provide investment advice to the public. However, in the course of providing software development, customization, maintenance and support services, we may handle customer-provided technical, operational, market or business data and may engage in cross-border collaboration or remote support arrangements. If Hong Kong authorities interpret applicable laws, regulations or enforcement priorities more broadly in the future, or if our customer base, project types, data categories, or operational arrangements change, we may become subject to additional compliance requirements, regulatory inquiries, restrictions on certain activities, or other governmental actions.

Any such developments could increase our legal and compliance costs, require changes to our internal controls, project delivery model, data handling practices or personnel arrangements, disrupt our operations, harm our reputation, and adversely affect the trading price or the value of our Class A Ordinary Shares.

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Certain of our services may be characterized as regulated financial services under PRC law.

Although our offerings are designed as enterprise technology tools, certain functionalities, outputs, or project deliverables provided in connection with Mainland China-related engagements may be characterized by PRC regulators or customer compliance departments as regulated financial services. PRC laws and regulations governing financial services are complex, evolving, and subject to interpretation, and regulators may apply a substance-over-form approach in determining whether particular activities fall within regulated categories.

If any portion of our services is deemed to constitute regulated financial services, we may be required to modify, suspend, or terminate certain offerings, partner with licensed entities, or incur additional licensing and compliance obligations. Any such developments could increase our costs, delay or restrict project implementation, reduce customer demand, and materially and adversely affect our business, financial condition, and results of operations.

We face uncertainties with respect to the interpretation and enforcement of PRC laws and regulations, which could subject us to additional regulatory requirements and adversely affect our business and the value of our securities.

We face uncertainties with respect to the interpretation and enforcement of PRC laws and regulations due to the location of our management and personnel in Mainland China and our involvement in Mainland China-related activities, notwithstanding that we are a Cayman Islands holding company operating through a Hong Kong subsidiary. PRC regulatory authorities may apply a substance-over-form approach in determining whether we are subject to PRC regulatory requirements.

These risks may include, among others, requirements relating to filings or approvals for overseas offerings (such as CSRC filings), potential classification as a PRC resident enterprise for tax purposes, and evolving regulatory frameworks relating to cybersecurity, data protection, and technology-related activities. PRC laws in these areas are evolving and subject to interpretation, and regulatory authorities have broad discretion in their enforcement.

In addition, regulatory developments in Mainland China may affect customer demand, project implementation, or the scope of our services. If we are required to obtain approvals, restructure our operations, localize functions, incur additional taxes or compliance costs, or modify or discontinue certain services, our business, financial condition, results of operations, and the value of our securities could be materially and adversely affected.

PRC foreign exchange regulations relating to offshore investments by PRC residents may subject our shareholders to registration requirements and could affect our operations.

Certain of our shareholders are PRC residents and may be subject to foreign exchange registration requirements under applicable PRC regulations, including SAFE Circular 37, in connection with offshore investments. Although we currently do not have operations or round-trip investments in Mainland China, the application of such regulations is subject to interpretation by PRC authorities.

If our business expands into Mainland China or regulatory interpretations change, our PRC resident shareholders may be required to complete foreign exchange registrations. Failure to comply with such requirements could result in administrative penalties, restrictions on cross-border capital flows, or other regulatory consequences.

Any such requirements or penalties could increase our compliance burden and adversely affect our ability to conduct financing or other cross-border transactions, which could materially and adversely affect our business and financial condition.

We may be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation will be classified as a PFIC for any taxable year if either (i) at least 75% of its gross income consists of certain types of passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.

We are a holding company with substantially all of our operations conducted through our subsidiaries, and our PFIC status must be determined on a consolidated basis. While we own certain intangible assets, including software and related intellectual property used in our business, and expect such assets to contribute to our active operations, our asset composition may fluctuate over time.

In particular, although we previously had minimal cash resources, we have recently raised capital through the issuance of convertible notes and equity securities, which has increased our cash and cash equivalent balances. Because cash and cash equivalents are generally treated as passive assets for purposes of the PFIC asset test, a significant portion of our assets may consist of passive assets, especially if such funds are not timely deployed into active business operations.

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In addition, the determination of whether we are a PFIC may depend in part on the valuation of our assets, which may be influenced by the market price of our Class A Ordinary Shares. Fluctuations in the market price of our shares and changes in the relative value of our intangible assets and cash holdings may therefore affect our PFIC status from year to year.

Based on the foregoing, we cannot assure you that we may not be classified as a PFIC for the current taxable year or any future taxable year. If we are classified as a PFIC, U.S. holders of our Class A Ordinary Shares may be subject to adverse U.S. federal income tax consequences, including additional taxes on certain distributions and gains, and additional reporting requirements.

We may be involved in legal proceedings from time to time, which could result in significant costs and diversion of management resources.

From time to time, we may be involved in legal proceedings, claims, or disputes arising in the ordinary course of business, including contractual disputes, employment-related claims, intellectual property matters, or regulatory inquiries.

As of the date of this registration, to the best knowledge of our management, we are not a party to any material legal proceedings, and we are not aware of any pending or threatened claims, investigations, or regulatory actions against us or our founders and management teams. However, litigation and other legal proceedings are inherently uncertain and may arise in the future. Such proceedings may result in significant costs, diversion of management attention, or reputational harm. In addition, even if we ultimately prevail, the costs and time associated with defending such matters could adversely affect our business.

Any adverse outcome in any such proceedings, if they were to arise, could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to Immigration Compliance for Our Hong Kong Operations

Certain members of our senior management are based in mainland China and may travel to Hong Kong in connection with their management roles, primarily limited to high-level management, governance and coordination functions. The scope of permissible activities for visitors under Hong Kong immigration laws is subject to interpretation by the relevant authorities. If such activities are determined to require additional immigration permissions or work authorization, we may need to modify our operational arrangements, limit certain activities, or obtain appropriate approvals. Any such requirements could result in increased compliance costs, administrative burden, or operational inefficiencies, and could adversely affect our ability to conduct business in Hong Kong.

V. Risks Relating to Our Securities, Foreign Private Issuer Status and This Registration

No public market currently exists for our Class A Ordinary Shares, and an active trading market may not develop or be sustained.

No public market currently exists for our Class A Ordinary Shares, and we may not be able to establish or maintain an active trading market. Although we intend to seek quotation for our Class A Ordinary Shares on the OTCQB market, we have not engaged a broker-dealer or market maker or submitted an application for quotation, and there can be no assurance that such quotation will be obtained.

Even if our Class A Ordinary Shares are quoted on the OTCQB market, an active and liquid trading market may not develop or be sustained. Securities quoted on the OTCQB market are generally less liquid and more volatile than securities listed on national securities exchanges.

In addition, our concentrated ownership structure may limit the number of our Class A Ordinary Shares available for public trading, which could result in limited liquidity and increased price volatility. The market price of our Class A Ordinary Shares may fluctuate significantly due to factors beyond our control, including changes in our operating results, market conditions, and investor perceptions.

As a foreign private issuer, we are exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, and our shareholders may receive less information or fewer protections.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. Accordingly, we are exempt from certain provisions applicable to U.S. domestic issuers, including the rules requiring the filing of quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy statements. Our officers, directors, and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. We are also permitted to follow certain home country corporate governance practices in lieu of certain requirements applicable to U.S. domestic issuers, which may afford less protection to shareholders.

As an emerging growth company, we may take advantage of reduced disclosure and governance requirements, which may make our securities less attractive to investors.

As an emerging growth company under the JOBS Act, we are eligible to take advantage of certain reduced reporting requirements. We intend to take advantage of these exemptions for as long as we qualify from various reporting requirements applicable to other public companies, including exemption from the auditor attestation requirements under Section 404(b) of the Sarbanes-Oxley Act. The JOBS Act also provides that an emerging growth company may delay the adoption of new or revised accounting standards until such standards apply to private companies. We have elected to take advantage of this extended transition period and will comply with new or revised accounting standards as they become applicable to public companies. Some investors may find our securities less attractive because we may rely on these reduced disclosure and governance standards.

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We may be unable to secure a market maker to initiate quotation of our Class A Ordinary Shares on the OTC market.

We may be unable to find a FINRA-member market maker willing to file a Form 211 to initiate quotation of our Class A Ordinary Shares on the OTCQB or any other public trading market. Market makers are under no obligation to sponsor our shares and may decline to do so based on their internal standards, due diligence findings, or the perceived risks associated with our business or lack of trading history.

In addition, regulatory requirements, including those under SEC Rule 15c2-11, impose due diligence and ongoing disclosure obligations on market makers, which may further limit the number of broker-dealers willing to support our quotation. If we are unable to secure a sponsoring market maker or if the Form 211 process is delayed or unsuccessful, our Class A Ordinary Shares may not be quoted on any public market, resulting in limited or no liquidity for investors.

We do not expect to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings to fund the development and growth of our business. Accordingly, we do not expect to pay cash dividends to holders of our ordinary shares in the foreseeable future.

Our management team has limited experience managing a U.S. public reporting company. As a result, we may face challenges in complying with complex reporting and governance requirements, which could lead to inefficiencies, errors, or delays in our reporting processes.

It may be difficult to enforce civil liabilities against us, our directors, or our officers.

We are incorporated in the Cayman Islands, substantially all of our operations are conducted in Hong Kong, and some or all of our directors and officers may reside outside the United States. As a result, it may be difficult for investors to effect service of process upon us or those persons within the United States, or to enforce judgments obtained in U.S. courts against us or them.

If the PCAOB is unable to inspect our auditor for the required period, our securities may be prohibited from trading under the HFCAA.

Our auditor, INBERGO CPA LLP, is headquartered in the United States and is registered with the Public Company Accounting Oversight Board (the “PCAOB”). As a U.S.-based accounting firm, INBERGO CPA LLP is subject to regular inspection by the PCAOB.

The Holding Foreign Companies Accountable Act (the “HFCAA”) provides that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that the PCAOB is unable to inspect or investigate completely for two consecutive years, the SEC shall prohibit the trading of such company’s securities on any U.S. national securities exchange or in the over-the-counter market.

Because our auditor is headquartered in the United States and is subject to PCAOB inspection, we do not believe that we are currently subject to the trading prohibition requirements under the HFCAA.

However, if in the future the PCAOB is unable to inspect or investigate our auditor completely, including as a result of the involvement of audit work or audit documentation located in jurisdictions where the PCAOB has historically encountered difficulties in conducting inspections, we could be identified as a “Commission-Identified Issuer” under the HFCAA. In such case, our securities could be subject to trading prohibitions if the conditions under the HFCAA are met.

Although the PCAOB announced in December 2022 that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, there can be no assurance that such access will continue in the future. If circumstances change and the PCAOB is again unable to obtain full access, it could result in trading prohibitions for our securities, which could materially and adversely affect the value and liquidity of our securities.

Compliance with the Exchange Act reporting regime applicable to foreign private issuers may increase our legal, accounting, internal control, and other administrative costs.

As a reporting company, we will be subject to the reporting and other requirements of the Exchange Act applicable to foreign private issuers. Compliance with these requirements may increase our legal, accounting, internal control, investor relations, and administrative costs. These increased costs may place a strain on our resources, divert management’s attention from our business operations, and increase the complexity of our financial reporting and disclosure processes.

Geopolitical tensions between the United States and China, including tensions involving Hong Kong, may adversely affect our business, operations, and the market value of our securities.

Although we do not conduct operations or generate substantial revenue in Mainland China, changes in U.S.–China relations could affect regulatory environments, access to technology, supply chains, capital markets, or investor sentiment toward companies with operations or connections in Asia, including Hong Kong. Any escalation in geopolitical tensions could result in increased regulatory scrutiny, trade restrictions, export controls, sanctions, or other measures that may indirectly affect our business, operations, or growth prospects.

VI. Exchange Rate Risk

Fluctuations in exchange rates may adversely affect our results of operations and financial condition.

Our reporting currency is the U.S. dollar, while portions of our revenues, expenses, assets and liabilities are denominated in Hong Kong dollars, Renminbi and U.S. dollars. As a result, we are exposed to foreign exchange risks arising from currency fluctuations, including both translation and transaction risks. These exchange rate fluctuations may be influenced by factors beyond our control, including governmental policies and market conditions.

We do not currently engage in hedging activities to mitigate foreign exchange risk, which may increase our exposure to the effects of currency fluctuations.

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ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Holding Company Structure

ChdgAI Commodities Limited is an exempted company with limited liability incorporated under the Companies Act (As Revised) of the Cayman Islands. The Company is a holding company with no material operations of its own and conducts its operations primarily through its wholly owned subsidiary Fuermosha (HK) Co., Ltd. (“Fuermosha HK”), its sole operating subsidiary as of the date of this Registration Statement. As a result, investors do not directly hold equity interests in our operating entity but instead hold shares in the offshore holding company. The Hong Kong subsidiary is wholly owned and controlled by the Company, and the Company exercises effective control over its operations and corporate governance.

Historical Background of Fuermosha HK

Fuermosha (HK) Co., Limited was incorporated in Hong Kong on April 5, 2017. Prior to December 2022, Fuermosha HK had limited operating activities and did not generate material revenue.

On December 13, 2022, control of Fuermosha HK was acquired by Mr. Haichun Yang, Mr. Xinyu Liao and Mr. Ying Huang, who hold 50%, 30% and 20% of its equity interests, respectively through a private share transfer from the prior shareholder. Following the change of control, the Company commenced its current business operations and began implementing its strategic focus on software development and technical services under the management and control of the current management team.

Technology Development History

Following the introduction of the current management team, Fuermosha HK undertook a strategic transformation toward becoming a technology solutions provider in the commodities ecosystem.

As part of this transformation, the Company acquired and further developed key technology systems through independent arrangements with third-party service providers. These technology investments enabled the Company to establish its core system capabilities and support its transition into a provider of customized technology solutions.

Leveraging these technology assets, the Group does not operate a standalone platform. Instead, it delivers integrated and customized solutions tailored to its customers’ platforms and systems, including system integration, customization, and ongoing optimization based on client-specific requirements.

These technology acquisitions have formed the foundation of the Group’s current business model. Fuermosha HK commenced revenue-generating activities in 2024 and further expanded its customer base in 2025.

Technology Acquisition and Intangible Assets

Our recorded intangible assets consist primarily of two separately acquired technology systems obtained through contractual arrangements with independent third-party service providers.

On May 26, 2023, Fuermosha (HK) Co., Limited acquired a commodities intelligent management system, including related source code and technical documentation, at a cost of approximately US$206,296. Based on the contractual term of use, the Company determined a useful life of 10 years for this asset.

On October 8, 2024, Fuermosha HK acquired a separate technology system, the Zhice Commodities System, at a cost of approximately US$265,639. Based on the contractual term of use, the Company determined a useful life of 5 years for this asset.

We capitalize the costs associated with these acquired systems as intangible assets and amortize them on a straight-line basis over their respective useful lives. Amortization commenced when the respective systems became available for use.

As of September 30, 2025, our intangible assets had a carrying amount of approximately US$368,951, net of accumulated amortization.

In addition to acquired technology systems, we have developed proprietary know-how, methodologies, and technical capabilities in the course of our operations. Such internally developed assets are not recognized as intangible assets under U.S. GAAP.

History of Share Issuance

ChdgAI Commodities Limited (the “Company”) was incorporated on November 19, 2025 under the laws of the Cayman Islands and the Company started its reorganization since then.

Authorized Share Capital

The Company has an authorized share capital of US$50,000 divided into 450,000,000 Class A Ordinary Shares with a par value of US$0.0001 per share and 50,000,000 Class B Ordinary Shares with a par value of US$0.0001 per share.

Corporate Reorganization

In preparation for becoming a public reporting company, we undertook a corporate reorganization to establish an offshore holding company structure, under which ChdgAI Commodities Limited became the ultimate holding company of Fuermosha (HK) Co., Limited, our operating subsidiary in Hong Kong.

Prior to the reorganization, our business operations were conducted through Fuermosha HK, which was directly owned by three individual shareholders: Mr. Haichun Yang, Mr. Xinyu Liao and Mr. Ying Huang, holding 50%, 30% and 20%, respectively.

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The reorganization and related transactions were completed through the following steps:

●	Establishment Of Intermediate Holding Company

On August 14, 2025, Fuer Holdings Ltd. was incorporated in the British Virgin Islands and is owned by the founding shareholders in the same proportions as their historical ownership of Fuermosha HK.

●	Incorporation Of Cayman Holding Company

On November 19, 2025, ChdgAI Commodities Limited was incorporated in the Cayman Islands as the ultimate holding company of the Group.

●	Convertible Note Financing

On December 1, 2025, the Company issued convertible notes to five investors in an aggregate principal amount of US$150,000, convertible into Class A Ordinary Shares at a fixed price of US$0.10 per share.

●	Corporate Reorganization

On January 15, 2026, we completed a corporate reorganization pursuant to which the Company became the ultimate holding company of the Group by acquiring all of the issued and outstanding shares of Fuermosha (HK) Co., Limited from its existing shareholders, Mr. Haichun Yang, Mr. Xinyu Liao and Mr. Ying Huang. The consideration for this acquisition consisted of (i) cash in the amount of HK$414,646.30 and (ii) the issuance of 1,999,999 Class B Ordinary Shares and 5,500,000 Class A Ordinary Shares to Fuer Holdings Ltd. at a par value of US$0.0001 per share. The issuance of such shares to Fuer Holdings Ltd. was intended to reflect the continuation of the founders’ historical ownership interests in the operating entity.

●	Equity Issuances and Conversion

On March 23, 2026:

○	The convertible notes were converted into 1,500,000 Class A Ordinary Shares at a conversion price of US$0.10 per share upon satisfaction of the applicable conversion conditions.

○	The Company issued and allotted an additional 1,000,000 Class A Ordinary Shares to 60 investors at a purchase price of US$0.10 per share, for aggregate consideration of US$100,000.

As a result of the foregoing transactions, as of March 31, 2026, the Company had 10,000,000 ordinary shares issued and outstanding, consisting of 2,000,000 Class B Ordinary Shares and 8,000,000 Class A Ordinary Shares. Fuer Holdings Ltd. held 75.0% of the total issued and outstanding ordinary shares, while other investors collectively held 25.0%.

Following the reorganization, the Company became the ultimate holding company of the Group, holding 100% of the issued and outstanding shares of Fuermosha HK. The reorganization did not result in any change in the ultimate beneficial ownership of the business.

Controlling Shareholder

The Company’s controlling shareholder is Fuer Holdings Ltd., a company incorporated in the British Virgin Islands, which is owned by the Company’s founders:

● Mr. Haichun Yang (50%)

● Mr. Xinyu Liao (30%)

● Mr. Ying Huang (20%)

Fuer Holdings Ltd. owns 75% of the Company’s total issued and outstanding ordinary shares, namely 5,500,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares. See “ITEM 3.D. Risk Factors—Dual-Class Structure” for implications.

Minority Shareholders

As of March 31, 2026, there are 65 shareholders who participated in our recent financing, holding an aggregate of approximately 2,500,000 Class A Ordinary Shares. Such shares represent approximately 25.0% of the total issued and outstanding ordinary shares and approximately 5.21% of the total voting power of the Company.

Basis of Presentation and Predecessor Information

The Company was incorporated in the Cayman Islands on November 19, 2025 and, as of September 30, 2025, had not yet commenced operations. The consolidated financial statements included elsewhere in this Registration Statement present the financial position, results of operations, and cash flows of its predecessor, Fuermosha HK, for the periods presented. The reorganization, which occurred subsequent to September 30, 2025, was accounted for as a reorganization of entities under common control. Accordingly, the historical financial statements of Fuermosha HK have been presented as the historical financial statements of the registrant, with the capital structure of the Company reflected retroactively for all periods presented. References in this Registration Statement to “our company,” “we,” “us,” or “our” refer to the Company and, unless the context otherwise requires, its predecessor and subsidiary on a consolidated basis.

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Registered Office and Principal Executive Offices

The Company’s registered office is located at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, Cayman Islands. The Company’s principal executive offices are located at Unit 7-1, Flat A, 3/F, Chevalier Industrial Building, 43-45 Beech Street, Tai Kok Tsui, Kowloon, Hong Kong. Phone number is +852 60686572.

Public Takeover Offers

To our knowledge, there have been no public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of the shares of another company during the last and current financial years.

SEC Website Information

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Upon the effectiveness of this Registration Statement, we will be subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers.

B. Business Overview

We are a technology-enabled service provider focused on delivering customized software development, integration, and decision-support technology services to enterprise customers in the commodities industry. Our business is service-oriented and project-based. We do not currently operate as a product company, do not sell standardized off-the-shelf software products, and do not operate a standalone trading platform.

Our services are built around a combination of acquired foundational technology systems, contractual technology rights, internally developed know-how, and project-specific customization and integration capabilities. We use these resources to design, develop, customize, integrate, and support software modules and analytical tools that are deployed within, or integrated into, our customers’ own platforms and internal systems.

Our solutions are designed to support customer-side internal workflows, including market data processing, analytics, risk management support, reporting, process automation, visualization, scenario simulation, and internal decision-support. We do not engage in commodity trading, brokerage, execution, clearing, settlement, asset management, or the provision of investment advice, and our solutions are not intended to provide trading or investment decision-making services to the public. Our technology solutions are used to support commodity-related activities primarily in the Asia-Pacific region.

Nature of Operations and Principal Activities

Our business consists primarily of providing software development services and proprietary technology solutions to enterprise participants in the commodity ecosystem. Our principal activities include the development of customized software modules, reusable software components, and proprietary analytical, risk management, and algorithm-enablement technologies for integration into customer systems. Our services are delivered through project-based and service-oriented engagements and may include requirements analysis, system design, coding, testing, deployment, integration, maintenance, upgrades, and technical support.

Principal Products and Services

Our principal offerings are centered on customized technology solutions delivered through project-based engagements. Currently, substantially all of our revenue is derived from customized development projects.

Custom System Module Development

We design and develop customized software modules that address specific functional requirements within our customers’ commodity-related platforms and internal systems. These modules include risk management engines, analytical and data-support modules, reporting tools, and compliance-related components. End-to-end development services typically include requirements analysis, system design, development, testing, deployment, and integration with customers’ existing platforms and enterprise systems. This category represents our primary source of revenue.

Reusable and Configurable Modules

In the course of delivering customized projects, we develop certain reusable software components that address common functional needs across multiple customers. These components are configurable and may be deployed within customer platforms to improve development efficiency and shorten deployment cycles. These capabilities are primarily utilized in connection with customized projects and do not currently generate significant standalone revenue.

Technology Licensing

We may license certain proprietary software components to customers for integration into their systems, typically as part of customized development engagements. To date, revenue from standalone licensing arrangements has not been material.

Maintenance, Support, and Upgrade Services

Certain customer contracts include post-deployment maintenance and support services for a specified period. These services include bug fixes, system monitoring, version upgrades, and system enhancements. Under our current business model, such services are generally ancillary to customized development projects and are typically bundled within the overall project arrangements. Revenue from standalone maintenance services has not been material.

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Technology Origin and Development

Our technology capabilities are derived from three principal sources: (i) acquired foundational technology systems and related contractual rights, (ii) internal know-how, architecture design, integration experience, and project implementation capabilities developed through customer engagements, and (iii) proprietary configurations, modules, enhancements, and software components developed or customized by our technical personnel in the course of delivering customer projects.

We do not position ourselves as a standalone product company. Rather, we use acquired foundational systems and internally developed know-how as technical building blocks to provide technology-enabled services, including system design, customization, integration, deployment, optimization, maintenance, and technical support for enterprise customers.

The acquired foundational systems provide certain underlying software capabilities, source code access, and technical materials that support our service delivery. Building upon these systems, our personnel customize, configure, optimize, and integrate software modules based on customer-specific requirements. The value we provide to customers depends not only on the acquired systems themselves, but also on our technical personnel’s ability to understand customer workflows, adapt software functionality, integrate modules into customer environments, and deliver project-specific solutions.

Technology Architecture and Deployment

Our software solutions are built on a modular, microservices-based architecture. As described in our current business materials, this architecture includes:

●	a Client & Data Input Layer, which manages customer-side connections and supports access to market data sources for analysis and risk evaluation;

●	a Core Infrastructure Layer, which provides the foundational environment for handling large volumes of data efficiently and reliably;

●	a Core Engines & Platform Layer, which includes modeling frameworks, sentiment analysis tools, and risk engines;

●	an Application Services Layer, which supports data analysis, visualization, and reporting functions; and

●	a Delivery & Deployment Layer, which facilitates the delivery of modules and customizable solutions for customer integration.

We may offer multiple deployment models depending on customer requirements, including on-premise deployment, private cloud deployment, and hybrid deployment. Cross-cutting support layers may include security and compliance controls and unified monitoring tools for system health and operations.

Principal Markets and Customers

Our customers primarily consist of participants in the technology and integration ecosystem serving the commodity industry, including software developers building commodity trading platforms, system integrators, and technology consultancies operating in the commodities space. For the avoidance of doubt, references to “commodity-related service providers or technology participants” refer to entities that provide trading-related management, risk control, or operational support services to commodity market participants, rather than entities that directly enter into commodity purchase and sale contracts as principal counterparties. We do not contract directly with end-market commodity trading counterparties or exchanges, nor do we provide services directly to such end users. Our technological solutions are typically deployed through our customers’ platforms.

Our revenues have historically been concentrated among a limited number of customers. For the year ended September 30, 2025, our top four customers accounted for approximately 100% of our revenue, with our largest customer accounting for approximately 45.8%. For the year ended September 30, 2024, one customer accounted for 100% of our revenue. See “ITEM 3.D. Risk Factors” for related risks.

Our arrangements with customers are typically governed by project-based service agreements. Under these agreements, we provide customized software development and technology solutions based on customer-specific requirements. The scope of services generally includes system design, development, testing, deployment, integration, and related technical support. Deliverables are subject to customer acceptance based on agreed functional or performance criteria.

Contract consideration is generally structured as fixed fees, payable upon completion of specified milestones or final acceptance of deliverables. These agreements are typically short- to medium-term in nature and generally do not include long-term service commitments, recurring revenue arrangements, or revenue-sharing mechanisms. Contracts may be terminated under customary conditions, including material breach by either party. We do not typically enter into long-term exclusive arrangements with customers. Representative agreements are governed by Hong Kong law and provide for dispute resolution through arbitration in Hong Kong.

Our services are provided primarily in the Asia-Pacific region. For the periods presented, our customers were located in Hong Kong and Mainland China.

Revenue Model

Our revenues are generated through our Hong Kong operating subsidiary from contracts with customers. Customized development projects currently represent the primary source of our revenue and may create follow-on opportunities for maintenance services, technology licensing and ongoing platform enhancements.

We generate revenue primarily from project-based customized software development services provided under fixed-price contracts. Under these arrangements, we design, develop and deliver integrated software solutions tailored to customer-specific requirements, typically encompassing system design, development, testing, deployment and related services.

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Our contracts are generally structured such that customers pay upon completion and acceptance of the delivered system. As a result, our revenue is largely non-recurring in nature and depends on the number, size and timing of projects completed during a given period.

We do not currently generate material revenue from standalone licensing, maintenance or support services. When such services are provided, they are typically bundled within customized development projects rather than offered as separate revenue streams.

Seasonality

Our business does not experience significant seasonality.

Sources and Availability of Raw Materials and Key Inputs

Because We are a technology-enabled service provider, our operations do not depend on physical raw materials in the same manner as a manufacturing business. Our principal inputs consist of human capital, commercially available software development tools, open-source software components, third-party cloud infrastructure services, and customer-provided technical and operational data used for integration, testing, and deployment. Based on our current business materials, these resources are generally available from multiple providers and have not been subject to material supply constraints.

Sales and Marketing

Our sales model focuses on direct collaboration with enterprise customers and related technology participants in the commodity ecosystem. Sales efforts are primarily relationship-based and project-driven, reflecting the customized nature of our services. Customer acquisition is driven principally by direct business development, management and industry relationships, referrals, project-specific commercial discussions and targeted customer marketing focused on high-potential users rather than by mass-market distribution channels. We do not use installment sales methods in the ordinary course of our business.

Intellectual Property

Our intellectual property is primarily held through our Hong Kong operating subsidiary and derived from a combination of acquired technology, internally developed know-how, and contractually protected work product.

We have acquired certain foundational software systems, including related source code and technical documentation, from third-party providers. These acquired systems form the basis of our technology architecture.

Building on these systems, we have internally developed proprietary methodologies, configuration techniques, and algorithmic applications tailored to the commodity ecosystem industry. These developments are typically embedded in project-specific implementations rather than standalone software products.

As of the date of this Registration Statement, we own two registered software copyrights in China, including (i) the ChdgAI-Driven Algorithm-based Commodity Hedging Management System and (ii) the ChdgAI Commodity Price Volatility Hedging Decision System, both registered in January 2026. These software copyrights are owned by our Hong Kong subsidiary and cover the core systems used in our business.

We also utilize trademarks to protect our brand identity. As of the date of this Registration Statement, we have one trademark registered or under application in Hong Kong in connection with our “ChdgAI” brand.

As of the date of this Registration Statement, we have not applied for patents for our technology. Our intellectual property strategy focuses primarily on trade secrets, contractual protections, and operational know-how.

Core Technical Capabilities and Competitive Position

Our competitive position is based on our ability to deliver technology-enabled services for customers in the commodities industry, rather than on the sale of standardized software products. We believe our principal strengths include our domain-specific understanding of commodity-related workflows, our ability to customize and integrate software modules into customer systems, our technical know-how in analytics and decision-support tools, and our experience in delivering project-based solutions.

Our technology capabilities include acquired foundational systems, internally developed configurations and enhancements, software modules, data-processing workflows, analytical models, risk-support tools, visualization functions, and integration methods. These capabilities are typically deployed as part of customized customer engagements and are not currently marketed as standalone mass-market products.

Because our business model is service-oriented and project-based, our technology capabilities are not derived from a single standalone software asset, but rather from the integration of acquired systems, internally developed know-how, and project-based implementation experience. As a result, our competitive position depends not only on identifiable intangible assets, but also on our personnel, technical expertise, and ability to deliver customized solutions. Our competitive position depends on our ability to understand customer requirements, deliver customized solutions, integrate technology into customer environments, maintain customer relationships, and retain skilled technical personnel.

Based on our internal competitive analysis, our primary competitors include: (i) domestic Chinese providers such as Shuyun (数商云), which offers end-to-end commodity software solutions with mature microservices architecture and extensive customer case experience; (ii) international commodity trading and risk management (CTRM) system providers such as Altamira, which has over 15 years of industry experience and high customer retention; (iii) integrated platform providers affiliated with major trading groups such as Marex Spectron, which benefit from deep industry knowledge and global resources; and (iv) other providers of analytics, artificial intelligence, and decision-support platforms whose products may overlap with portions of our functionality. Our competitive landscape also includes customers’ internal technology teams and providers of broader enterprise software and analytics platforms.

We believe our competitive position is differentiated from these market participants in several respects. First, unlike competitors that offer end-to-end systems, we operate as a modular component provider that embeds our technologies into our customers’ platforms. We do not operate trading platforms and do not provide services directly to end-market commodity trading counterparties or exchanges. This non-direct engagement model helps establish trust with our customers, as we do not compete with their core business or their relationships with their own clients.

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Second, our technology architecture emphasizes customer data sovereignty. By offering flexible deployment options including on-premise, private cloud, and hybrid deployment, we enable customers to maintain full control over their sensitive data. This contrasts with certain competitors whose solutions may be primarily SaaS-based or require data to be processed on shared infrastructure. We believe this approach addresses growing customer concerns regarding data security, intellectual property protection, and regulatory compliance.

Third, our competitive advantage is built on vertical domain specialization. Our proprietary technology portfolio includes the ChdgAI engine (Chinese name: 智策大宗) suite of intelligent automation solutions, which together encompass specialized algorithms tailored to commodity-specific use cases. Our internally developed algorithms and methodologies include multi-factor price prediction modules, real-time risk calculation, optimal execution in illiquid markets, inventory turning point prediction, logistics timeliness prediction, and emergency risk identification based on complex event processing. Unlike competitors with broader technology mandates, we focus on software development and technology delivery specifically adapted for commodity-related workflows and decision-support functions. This domain focus enables us to develop solutions that address the operational characteristics of commodity markets and the internal workflows of enterprise customers.

We also believe our modular, microservices-based architecture is a competitive advantage. As described elsewhere in this Registration Statement, our architecture consists of client and data input layers, core infrastructure, core engines and platform, application services, and delivery and deployment layers. This architecture allows customers to select and integrate specific modules based on their operational needs, which may reduce implementation complexity, support phased deployment, and improve compatibility with existing customer systems. Modularity also facilitates our role as an ecosystem optimizer and collaborator, enabling us to work alongside other technology providers rather than replacing entire legacy systems.

We recognize certain competitive disadvantages relative to larger market participants. We have a smaller scale and shorter operating history compared to competitors such as Altamira (15+ years). Our global service capacity is currently concentrated in the Asia-Pacific region, whereas certain competitors have broader international footprints. Our current revenue model remains primarily project-based, while some competitors have established recurring revenue streams with high customer retention rates. We are actively pursuing strategies to address these gaps, including transitioning to a recurring revenue model through licensing and maintenance fees, developing additional reference cases with high-profile customers, and expanding our geographic reach as our business scales.

We seek to protect our competitive position through intellectual property and proprietary know-how. As disclosed elsewhere in this Registration Statement, we have obtained software copyright registrations for our technology capabilities and underlying systems. Specifically, we have registered the “ChdgAI Commodity Price Volatility Hedging Decision System V1.0” (Registration No. 2026SR0169200, Certificate No. 软著登字第17383481号) and the “ChdgAI-Driven Algorithm-based Commodity Hedging Management System V1.0” (Registration No. 2026SR0167540, Certificate No. 软著登字第17381821号), each with the National Copyright Administration of the People’s Republic of China. The copyrights for both systems are owned by Fuermosha HK, covering all rights. We have also pursued trademark protection for “ChdgAI” and related branding. We believe these filings, together with our source code, modules architecture, technical know-how, our proprietary technology solutions and secondary development capabilities, support our product differentiation and help protect the proprietary elements of our technology stack.

We do not claim market leadership or a specific market share, and all statements regarding our competitive position are based on our internal competitive analysis, project experience, product architecture, customer use cases, proprietary technologies, and related business materials.

Material Effects of Government Regulation

Cayman Islands

The Company is incorporated in the Cayman Islands as an exempted company and is subject to the Companies Act (As Revised) of the Cayman Islands and other applicable laws. As an exempted company, we are permitted to conduct our business primarily outside the Cayman Islands. The Cayman Islands regulatory framework applicable to exempted companies primarily relates to corporate governance matters and does not impose material regulatory requirements on our day-to-day business operations.

Hong Kong

Our operational activities are conducted through our Hong Kong subsidiary and are primarily subject to the laws and regulations of Hong Kong. As a software development and technical services provider, we are subject to the general legal framework governing business entities, employment, intellectual property and data protection.

Fuermosha (HK) Co., Limited is required to maintain a valid Business Registration Certificate under the Business Registration Ordinance (Chapter 310). We are also subject to the Employment Ordinance (Chapter 57) and the Mandatory Provident Fund Schemes Ordinance (Chapter 485) with respect to our workforce in Hong Kong. Other than maintaining the required business registration, we are not currently required to obtain any additional licenses or regulatory approvals to conduct our business for the fiscal years ended September 30, 2023, 2024 and 2025, and as of the date of this Registration Statement.

In the course of providing our services, we may have access to certain data provided by our clients for integration, testing, and customization purposes. We generally do not have access to customers’ live production data or end-customer trading information in the ordinary course of business. Our handling of such data is subject to the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong). We are also subject to laws relating to the misuse of computer systems, including the Crimes Ordinance (Chapter 200) and the Telecommunications Ordinance (Chapter 106). We maintain internal cybersecurity protocols intended to protect our development environment and safeguard client systems.

We also monitor export controls under the Import and Export Ordinance (Chapter 60) and applicable international sanctions considerations in connection with the provision of our services.

PRC Regulatory Environment

We do not have any legal entity or subsidiaries in Mainland China and are not currently subject to PRC regulatory approvals applicable to domestic operating entities. We have not received any inquiry, notice, warning, or sanction from any PRC regulatory authority in connection with our operations or our intention to become a U.S. reporting company.

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However, because certain members of our management and a portion of our personnel are located in Mainland China through service arrangements, and because certain of our projects may involve Mainland China-related customers or activities, given the uncertainties regarding the interpretation and enforcement of PRC laws and regulations, PRC regulatory authorities could potentially utilize a substance-over-form analysis to determine that we are subject to certain PRC regulatory frameworks, even if our current structure is intended to be outside their scope.

CSRC Filing Requirements

The Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies issued by the China Securities Regulatory Commission, or the CSRC, establish a filing-based regulatory framework for overseas securities offerings and listings by domestic companies, applying a substance-over-form approach in determining whether an offshore issuer is subject to such requirements.

We are a Cayman Islands incorporated company, and our operations are conducted through our Hong Kong subsidiary. We do not have subsidiaries operated in Mainland China. In addition, our securities are intended to be quoted on the OTCQB market, which is generally not regarded as a national securities exchange.

Based on the foregoing, we believe that we are not currently required to complete CSRC filing procedures. However, the determination of whether an issuer is subject to CSRC filing requirements depends on a range of factors, including the location of management and personnel, the substance of business operations, and evolving regulatory interpretations. There can be no assurance that PRC regulatory authorities will not determine in the future that we are subject to such requirements.

If we were required to complete filings or obtain approvals from the CSRC or other PRC authorities, we could face regulatory scrutiny, delays, or restrictions, which could materially and adversely affect our business and our ability to access the capital markets.

PRC Resident Enterprise Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside Mainland China may be classified as a PRC resident enterprise if its “place of effective management” is determined to be located in Mainland China. The determination is based on factors including where management decisions are made, where key personnel are located, and where financial and operational records are maintained.

Although we are incorporated in the Cayman Islands and operate through our Hong Kong subsidiary, a substantial portion of our management and personnel are located in Mainland China. As a result, there can be no assurance that PRC tax authorities will not determine that our place of effective management is in Mainland China.

If we were treated as a PRC resident enterprise, we would be subject to PRC enterprise income tax on our worldwide income, which could materially and adversely affect our financial condition and results of operations.

PRC Cybersecurity, Data and Technology-Related Regulation

PRC laws and regulations relating to cybersecurity, data security, personal information protection and technology-related activities have developed rapidly in recent years, and regulatory authorities have broad discretion in their interpretation and enforcement.

Although we do not operate data centers or core infrastructure in Mainland China, and our products are designed as enterprise software tools, our personnel may not have access to customer production data or personally identifiable information in the ordinary course of business, regulatory authorities may determine that certain of our activities fall within the scope of applicable cybersecurity or data regulatory frameworks. In addition, requirements relating to cross-border data transfer, data localization, algorithm governance or system compliance may become applicable to our operations.

If we were required to complete cybersecurity reviews, obtain approvals, or adjust our systems or operations to comply with evolving regulatory requirements, we could incur additional compliance costs, experience delays in project implementation, or be required to modify or restrict certain services.

Regulatory Developments Affecting Mainland China-Related Projects

A portion of our business has historically involved, and may in the future involve, customers or projects connected to Mainland China. The PRC regulatory framework for financial markets and technology tools used in connection with such markets continues to evolve.

Regulatory developments affecting areas such as program trading, derivatives, algorithmic tools, financial data processing or related compliance standards may lead customers or their compliance departments to adopt more conservative approaches. As a result, customers may delay procurement decisions, reduce project scope, impose additional compliance requirements, or suspend or terminate planned engagements.

If our operations were deemed to be subject to PRC regulatory requirements, we may be required to obtain approvals, modify our operational arrangements, implement additional compliance measures, or incur additional costs, which could materially and adversely affect our business and results of operations.

Cybersecurity and Data Protection

We have implemented a comprehensive information security framework designed to safeguard our proprietary technology and ensure the integrity of our customers ‘operating environments. Our cybersecurity posture is defined by the following core principles of data segregation and access control:

Data Access Restrictions and Personnel Oversight Our technical infrastructure is architected to prevent unauthorized access to sensitive information. Our personnel may not have access to customer production data or personally identifiable information in the ordinary course of business. In limited circumstances, authorized personnel may access customer-approved testing or development data in controlled environments for integration, maintenance or technical support purposes, subject to internal access controls and customer authorization.

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Environment Isolation and Development Integrity We maintain strict logical separation between our software development environments and customer production environments.

●	Isolated Development: Access for software development, testing, and integration is strictly limited to our secure code repositories and isolated development environments.

●	Synthetic Data Utilization: To ensure that no live customer data is introduced into our development cycles, we utilize internally generated synthetic data for all testing and integration purposes.

Customer-Hosted Architecture and Limited Support Protocols Our service model is designed such that customer engagement data is typically processed and stored within our customers ‘own systems. We do not host or operate customer production environments on our own infrastructure.

●	Authorization-Based Support: In the limited circumstances where access to a customer’s environment is required for debugging or system support, such access is granted only upon explicit customer authorization and is subject to logged internal security controls.

Operational Resilience and Continuity The Company’s internal network security policy establishes rigorous standards for system availability and disaster recovery. We maintain a recovery time objective (RTO) of less than 24 hours for critical systems and a recovery point objective (RPO) of less than 4 hours. To ensure the effectiveness of these protocols, we conduct annual disaster recovery drills and quarterly backup restoration tests.

While we believe these measures are robust, the Company continues to monitor the evolving regulatory landscape regarding cross-border data access and cybersecurity to ensure ongoing compliance with applicable laws in all relevant jurisdictions.

C. Organizational Structure

The Company, ChdgAI Commodities Limited, is a holding company incorporated in the Cayman Islands. It has no material operations of its own and serves as the ultimate holding company of the Group. The Company is controlled by Fuer Holdings Ltd., a company incorporated in the British Virgin Islands, which holds approximately 94.79% of the total voting power of the Company through its ownership of Class B ordinary shares.

The Group’s business operations are conducted primarily through Fuermosha (HK) Co., Limited, a wholly owned subsidiary of the Company incorporated in Hong Kong. The following diagram illustrates the organizational structure of the Group as of the date of this Registration Statement:

The following table sets forth information regarding the Company’s significant subsidiary as of the date of this Registration Statement:

Name	Country of Incorporation	Ownership Interest	Voting Power Held
Fuermosha (HK) Co., Limited	Hong Kong	100%	100%

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D. Property, Plants and Equipment

The Group leases office space in Hong Kong for its research, development, management, and related operating activities. The principal office premises are located at Unit 7-1, Flat A, 3/F, Chevalier Industrial Building, 43-45 Beech Street, Tai Kok Tsui, Kowloon, Hong Kong. The Group does not own any real property.

We do not believe that we currently own any material tangible fixed assets. As of September 30, 2025, our assets consisted primarily of accounts receivable and intangible assets. We may use ordinary office equipment in connection with our operations, but we do not believe any such equipment is material to our business. Our operations do not currently depend on owned physical facilities, servers or other material computing infrastructure held as tangible fixed assets.

Leased Property

The Group leases its office premises in Hong Kong under a commercial lease arrangement. The lease term currently extends through December 31, 2026, with a monthly rent of approximately HKD 15,000.

The Company believes that its leased premises are adequate for its current operations.

The Group is not aware of any material encumbrances, liens, or unusual obligations affecting the leased premises. The leases do not contain purchase options or renewal obligations beyond the stated terms.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

ChdgAI Commodities Limited (the “Company,” “we,” “our,” or “us”) is a Cayman Islands holding company with no material operations of its own. Historically, substantially all of the Group’s business was conducted through Fuermosha (HK) Co., Ltd., the Hong Kong operating entity. Following the January 15, 2026 reorganization, ChdgAI Commodities Limited became the offshore holding company of the Group.

We are a Hong Kong-based technology-enabled service provider focused on delivering customized software development, integration, and decision-support technology services to enterprise customers in the commodities industry. As a specialized software solutions provider in the commodities sector, we provide technical services to the commodities ecosystem participants, including commodity software developers, system integrators, and technical consulting firms.

With a focus on the commodities industry related software technology at its core, the Company offers customized and scenario-based technical solutions and services tailored to client needs. Our mission is to develop innovative and efficient solutions, providing technical support for the bulk commodities ecosystem through risk management, analytical applications, and algorithmic applications.

We enter into service agreements with customers that define the technical specifications, development scope, service milestones, and pricing terms. Under these contracts, we identify one single performance obligation which is to deliver the completed software solution as a whole in accordance with the contractual specifications. Although the contracts may include multiple development stages, milestones, or functional components, such activities do not represent separate performance obligations because they are highly interdependent and are not separately identifiable within the context of the contract. Revenue is recognized at a point in time when the completed software solution is delivered to and accepted by the customer.

Key Factors Affecting Our Results of Operations

Our results of operations are influenced by several key factors, including the following:

Revenue Concentration and Customer Relationships

Our revenue is highly concentrated among a limited number of customers. During fiscal 2025, our top five customers accounted for 100% of our revenue. While we have successfully expanded our customer base from one customer in fiscal 2024 to four customers in fiscal 2025, our dependence on major customers continues to present potential variability in future results should number of projects secured or purchasing patterns shift. Our ability to maintain and expand relationships with existing customers, while successfully adding new customers, is critical to our revenue growth.

Number of Projects and Pricing

Our revenue growth is driven by the number of software development projects we undertake and the pricing we can command for our customized technology solutions. The complexity and scope of projects directly impact our revenue generation. Projects involving proprietary algorithm-based tools generate higher revenue per engagement.

Cost Structure and Margins

Our cost structure consists primarily of salaries and benefits for technical personnel, and consulting fees. During fiscal 2025, we achieved a 87.6% gross margin as direct cost of revenues only accounted for 12.4% of revenues, with most of our operational costs reflected in operating expenses. Our ability to maintain this favorable cost structure while scaling operations is critical to profitability.

Operating Leverage

As a technology services company with relatively fixed general and administrative expenses, we benefit from operating leverage as revenue grows. The increase in our revenue during fiscal 2025 demonstrated this effect, with operating income turning positive despite increased amortization expenses and administrative costs.

Market Demand for Technology Solutions

Demand for customized software solutions in the commodities sector is influenced by technological adoption rates among commodity-related service providers or technology participants and supply chain companies, regulatory changes affecting the commodities industry, and overall economic conditions affecting capital investment in technology infrastructure.

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Results of Operations

Fiscal Years Ended September 30, 2025 and 2024

			Changes
	2025	2024	Amount	%
	US$	US$	US$
Revenues	436,260	121,210	315,050	259.9
Cost of revenues	(53,950)	(21,732)	(32,218)	148.3
Gross Profit	382,310	99,478	282,832	284.3

Operating expenses:
Amortization	(73,758)	(20,630)	(53,128)	257.5
General and administrative	(53,994)	(51,422)	(2,572)	5.0
Research and development	-	(41,971)	-	-
Total operating expenses	(127,752)	(114,023)	(13,729)	12.0

Income (Loss) from operations	254,558	(14,545)	269,103	(1,850.1)

Other income (loss), net	(2,332)	360	(2,692)	(747.8)

Income before taxes	252,226	(14,185)	266,411	(1,878.1)
Income taxes	(21,787)	2,341	(24,128)	(1,030.7)
Net income	230,439	(11,844)	242,283	(2,045.6)

Other Comprehensive Income
Foreign currency translation adjustment	-	-	-	-
Total Comprehensive Income	230,439	(11,844)	242,283	(2,045.6)

Table 1: Consolidated Statements of Operations

Revenues

(i) Revenue by sales category

	Fiscal years ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(US$)		(US$)		(US$)
Customized software development and technical services	436,260	100%	121,210	100%	315,050	259.9%
Total	436,260	100%	121,210	100%	315,050	259.9%

The Company generated revenue of $436,260 for the fiscal year ended September 30, 2025, representing an increase of $315,050, or 260.0%, from $121,210 in the prior fiscal year. All revenue was derived from technical services related to customized software development and technology solutions for the commodities ecosystem.

The Company’s revenues were derived from only a limited number of customers during the periods presented. The increase in revenue for fiscal 2025 was primarily attributable to an increase in the number of new customers and the related increase in completed and accepted projects. In fiscal 2024, the Company generated all of its revenue from one customer, whereas in fiscal 2025 the Company generated revenue from four major customers. As the Company’s business consists primarily of customized software development and technical services, revenue recognition is generally tied to project or module delivery and customer acceptance. As a result, period-to-period revenue fluctuations are affected by the number of customers, number of projects, project scope, and the timing of customer acceptance.

Although the Company expanded its customer base in fiscal 2025, revenue remained highly concentrated among a small number of customers. The Company’s top four customers accounted for substantially all of its revenue in fiscal 2025, and a single customer accounted for all revenue in fiscal 2024. This concentration reflects the Company’s current stage of development and relatively limited customer base, and makes its operating results sensitive to the continuity of relationships with major customers, project volume, and purchasing patterns.

Cost of Revenues

	Fiscal years ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(US$)		(US$)		(US$)
Labor expenses	53,950	100%	21,732	100%	32,218	148.3%
Total	53,950	100%	21,732	100%	32,218	148.3%

The Company recorded cost of revenues of $53,950 for the fiscal year ended September 30, 2025, compared to $21,732 for fiscal year 2024, representing an increase of $32,218, or 148.3%.

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The Company’s cost structure is relatively simple, and cost of revenues consists primarily of allocated labor costs, including compensation and related personnel costs for technical staff involved in project delivery. Because revenue growth in fiscal 2025 was driven mainly by new customer projects, while the increase in direct labor costs was lower than the increase in revenue, gross margin improved year over year.

Gross Profit

	Fiscal years ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(US$)		(US$)		(US$)
Customized software development and technical services	382,310	87.6%	99,478	82.1%	282,832	284.3%
Total	382,310	87.6%	99,478	82.1%	282,832	284.3%

Gross profit increased to $382,310 for the fiscal year ended September 30, 2025, compared with $99,478 for fiscal year 2024, representing a substantial increase of $282,832, or 284.3%.

The gross profit margin improved to 87.6% in fiscal 2025 from 82.1% in fiscal 2024, representing an expansion of 550 basis points. This margin improvement was driven by improved operational efficiency in service delivery and better leverage of our technical infrastructure and personnel across multiple projects.

Operating Expenses

	Fiscal years ended September 30,
	2025	2024	Variance
	Amount	Amount	Amount	%
	(US$)	(US$)	(US$)
Amortization	73,758	20,630	53,128	257.5%
General and administrative	53,994	51,422	2,572	5.0%
Research and development		41,971	(41,971)	(100.0)%
Total	127,752	114,023	13,729	12.0%

Total operating expenses increased to $127,752 for the fiscal year ended September 30, 2025, compared to $114,023 for fiscal year 2024, representing an increase of $13,729, or 12.0%. While operating expenses increased in absolute terms, they grew at a significantly slower rate than revenue (12.0% versus 260.0%), demonstrating strong operating leverage.

Amortization Expenses

Amortization expenses consist of the systematic amortization of intangible assets, primarily software system acquired by the Company as a basis of software development. Amortization expense was $73,758 for the fiscal year ended September 30, 2025, compared to $20,630 for fiscal year 2024, representing an increase of $53,128, or 257.5%.

The significant increase was primarily due to additional software acquisitions and development during fiscal 2024 and 2025, which expanded our technology asset base from $177,070 as of September 30, 2024, to $368,951 as of September 30, 2025. This investment in software infrastructure supports our growing service delivery capabilities and enables us to provide more sophisticated solutions to our clients. The software is being amortized on a straight-line basis over its estimated useful life of 10 years and 5 years for different software components.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for administrative personnel and management, professional fees, office expenses, utilities, and other costs related to general operations. General and administrative expenses were $53,994 for the fiscal year ended September 30, 2025, an increase of $2,572, or 5.0%, from $51,422 for fiscal year 2024. The modest increase was attributable to management compensation adjustments to support business growth and additional office and operational expenses

Notably, general and administrative expenses remained relatively stable in absolute terms despite the revenue increase, demonstrating exceptional operating leverage. As a percentage of revenue, general and administrative expenses decreased dramatically from approximately 42.4% in fiscal 2024 to 12.4% in fiscal 2025, representing improvement in operational efficiency.

Research and Development Expenses

Research and development expenses consist of costs directly attributable to R&D projects, including software module development cost. R&D expenses were nil for the fiscal year ended September 30, 2025, compared to $41,971 for fiscal year 2024, representing a decrease of $41,971, or 100%.

The decrease reflects a strategic shift in how we categorize and capitalize our technology development activities. During fiscal 2025, development costs that met the criteria for capitalization as intangible assets were capitalized rather than expensed, as evidenced by the significant increase in our intangible asset base. This change reflects the maturation of our technology platform and our ability to identify specific software development projects that meet capitalization criteria under U.S. GAAP, including establishment of technological feasibility, management commitment to complete the projects, and probability that the software will be completed and perform as intended.

Income from Operations

As a result of the foregoing, our income from operations improved dramatically to $254,558 for the fiscal year ended September 30, 2025, compared to a loss from operations of $14,545 for fiscal year 2024. This represents a positive swing of $269,103. The operating margin improved from (12.0%) in fiscal 2024 to 58.4% in fiscal 2025, representing a 7,030 basis point improvement.

This improvement demonstrates the scalability of our business model. As revenue increased by 260.0%, total operating expenses increased by only 12.0%, resulting in operating profit. The positive operating margin in fiscal 2025 reflects our ability to leverage our technology infrastructure and administrative base to support significantly higher revenue levels.

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Other Income and Expenses

We had no material other income or expenses, consist of exchange gains and losses, and the amounts are relatively small.

Income Tax Expense

Income tax expense was $21,787 for the fiscal year ended September 30, 2025, compared to a benefit of $2,341 for fiscal year 2024. The change from a tax benefit to a tax expense reflects our return to profitability.

The Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at a rate of 16.5%. Under Hong Kong’s two-tiered profits tax rates regime, the first HK$2 million of assessable profits is taxed at 8.25%, while profits above that threshold are taxed at the standard 16.5% rate. The effective income tax rate for fiscal 2025 was approximately 8.6%, which is below the statutory rate due to the benefit of certain deductions as a result of prior years operating loss under Hong Kong tax law.

The Company, as a Cayman Islands exempted company, is not subject to income tax in the Cayman Islands and does not incur withholding taxes on dividend distributions to shareholders.

Net Income (Loss)

As a result of the foregoing, our net income was $230,439 for the fiscal year ended September 30, 2025, compared to a net loss of $11,844 for fiscal year 2024. This represents a positive swing of $242,283 and reflects our successful transition to profitability driven by strong revenue growth, improved gross margins, and excellent operational efficiency.

The net profit margin improved from (9.8%) in fiscal 2024 to 52.8% in fiscal 2025, demonstrating the profitability potential of our business model at scale.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on certain instruments executed in, or after execution, brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010, but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payment of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares.

Hong Kong Taxation

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the year of assessment 2023/2024 and 2024/2025. Under the two-tiered profits tax rates regime, commencing from the year of assessment 2018/2019, the first two million of profits in Hong Kong dollars earned by a Hong Kong entity (except for those with a connected entity nominated to be chargeable at the two-tiered rates) will be taxed at half the current tax rate (i.e., 8.25% for corporations, and 7.5% for unincorporated businesses) while the remaining profits will continue to be taxed at the existing 16.5% tax rate for corporations and standard rate of 15% for unincorporated businesses. Payments of dividends by a Hong Kong entity to its shareholders are not subject to any Hong Kong withholding tax.

Earnings Before Provision for Income Taxes and Loss per Share

Basic earnings per share is computed by dividing the net income attributable to the ordinary shareholders by the weighted average number of shares of ordinary share outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended September 30, 2025 and 2024.

B. Liquidity and Capital Resources

Overview

As of September 30, 2025, the Company’s current assets consisted of accounts receivable, while its current liabilities consisted primarily of taxes payable and amounts due to related parties. Given the Company’s relatively small scale of operations and high customer concentration, working capital is primarily dependent on customer collections and continued support from related parties.

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For the next 12 months, the Company’s primary cash requirements are expected to consist of day-to-day operating expenses, personnel-related costs, taxes, and technology-related expenditures necessary to support existing operations. Management expects that these short-term liquidity needs will be met primarily through collections from customers and continued support from related parties.

Over the longer term, the Company’s capital resource needs are expected to relate primarily to business expansion, customer acquisition, continued investment in technology development, and potential upgrades to its software systems. If the Company expands its operations further, it may require additional capital from shareholder support, external financing, or other capital raising arrangements.

Because the Company’s revenues and accounts receivable are concentrated among a limited number of customers, the timing of customer payments and collections has a significant impact on short-term liquidity. The Company intends to continue monitoring the credit quality and collection status of its major customers while seeking to broaden its customer base to reduce concentration risk.

The Company’s cost of revenues consists primarily of allocated labor costs. Accordingly, its cash needs are primarily related to personnel costs, operating and administrative expenses, and technology-related expenditures. At its current stage, the Company does not have significant capital expenditure requirements, although additional software development and system investment may be required as the business grows.

Our ability to generate sufficient cash flows from operations and access capital markets, if needed, will depend on our future performance, which is subject to general economic conditions, industry trends, and other factors, many of which are beyond our control.

Cash Flow

	Fiscal years ended
	September 30,
	2025	2024
Net cash provided by operating activities	$261,804	$6,445
Net Cash (used) in Investing Activities	(265,639)
Net cash provided by (used in) financing activities	3,835	(6,445)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	-	-
Net increase (decrease) in cash and cash equivalents	-	-
Cash and cash equivalents at the beginning of the year	-	-
Cash and cash equivalents at the end of the year	$-	$-

Cash Flows from Operating Activities

For the fiscal year ended September 30, 2025, our net cash provided by operating activities was $261,804, which primarily reflected our net income of $230,439, adjusted for:

1.	Non-cash amortization of intangible assets of 73,758.

2.	An increase in accounts receivable of $64,180, reflecting the growth in our revenue and the timing of customer payments at year-end.

3.	An increase in tax payable of $19,446, consistent with our return to profitability.

While we generated net income, the cash usage in operating activities reflects our investment in working capital to support growth and technology infrastructure for future scalability. The increase in accounts receivable is consistent with our revenue growth and represents collectible amounts from customers for delivered projects. As of September 30, 2025, accounts receivable of $64,180 represented Customer D (Kingdom Technology & Consulting Ltd), comprising 100% of outstanding receivables.

For the fiscal year ended September 30, 2024, our net cash provided by operating activities was $6,445, which primarily reflected our net loss of $11,844, adjusted for:

1.	Non-cash amortization of intangible assets of $20,630

2.	Deferred tax asset recognition of $2,341

Cash Flows from Investing Activities

For the fiscal year ended September 30, 2025, net cash used in investing activities was US$265,639, primarily attributable to purchases of intangible assets, which mainly consisted of software.

Cash Flows from Financing Activities

For the fiscal year ended September 30, 2025, our cash flows provided by financing activities were $3,835, consisting primarily of net proceeds from related parties. This funding provided working capital support during a period of rapid growth and technology investment.

For the fiscal year ended September 30, 2024, our cash flows used in financing activities were $6,445, primarily consisting of net repayments to related parties as we managed our capital structure.

The amounts due to related parties represented $188,416 as of September 30, 2025, compared to $184,581as of September 30, 2024. These amounts are non-interest bearing and not subject to a fixed repayment schedule and not subject to formal demand provisions. providing us with flexible financing to support operations. The balance primarily arose from temporary collection and disbursement arrangements undertaken by the shareholder, Mr. Haichun Yang, on behalf of the Company during the period before the Company established its corporate bank account.

Capital Resources and Funding Requirements

Our capital requirements include working capital for daily operations and capital investments in technology infrastructure. As of September 30, 2025, we had:

1.	Total current assets of $64,180, consisting entirely of accounts receivable

2.	Total current liabilities of $207,924, consisting primarily of amounts due to related parties ($188,416) and tax payable ($19,508)

3.	Working capital deficit of $143,744

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Despite the working capital deficit, management believes we can continue as a going concern based on:

1.	Strong operating performance with net income of $230,439 in fiscal 2025

2.	Continued revenue growth and improving profitability trends (58.4% operating margin)

3.	Flexible funding arrangements with related parties who have demonstrated ongoing support

4.	The on-demand nature of amounts due to related parties, which can be managed in coordination with our founders

5.	Expected collection of accounts receivable ($64,180) in the near term

6.	Absence of any defaults or liquidity crises during the periods presented

We continue to monitor our liquidity position closely and maintain regular communication with related party lenders regarding our capital needs. Our management is confident that available resources, combined with anticipated operating cash flows, collection of receivables, and the support of our related parties, will be sufficient to fund operations and obligations for at least the next 12 months.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We are committed to continuous innovation and enhancement of our proprietary software technologies for the commodities ecosystem. Our research and development efforts focus on:

1.	Algorithm-based software module development and optimization

2.	Big-data processing platforms for commodities markets

3.	Quantitative modeling tools and risk management systems

4.	Integration of artificial intelligence and machine learning capabilities

5.	User-behavior analytics and automated risk-control systems

During fiscal 2024, we expensed $41,971 in research and development costs. During fiscal 2025, our development activities shifted toward projects that met the criteria for capitalization as intangible assets under U.S. GAAP, as evidenced by the significant increase in our intangible asset base from $177,070 to $368,951. This change reflects the maturation of our technology platform and our ability to identify specific software development projects with clearly defined functionality, technical feasibility, and intention to complete and use or sell the resulting software.

Our capitalized software development costs are amortized on a straight-line basis over their estimated useful life of 10 years and 5 years for different software components. As of September 30, 2025, our net intangible assets (primarily computer software) totaled $368,951.

We rely primarily on our own personnel to deliver our core algorithmic and risk-control modules, supplemented by certain third-party software components and cloud infrastructure services. This approach allows us to maintain control over our proprietary technology while accessing best-in-class supporting technologies and infrastructure.

Intellectual Property

We have developed substantial expertise in software technology research and development for the commodity ecosystem industry and have independently developed multiple proprietary software solutions and algorithmic frameworks. The core technological achievements have been strategically positioned within an intellectual property protection framework, with two software copyrights successfully registered in mainland China by the end of January of this year. In consideration of industry characteristics and the nature of technological development, we have established a multi-layered intellectual property protection system, which includes the following key elements:

We protect core internally developed algorithms and methodologies and technical methodologies as trade secrets, exercising strict control over the transmission and disclosure of critical technical information.

We enter into rigorous confidentiality agreements with key technical personnel and cooperating contractors, clearly defining their intellectual property protection and confidentiality obligations.

In customer cooperation agreements, we explicitly delineate the ownership of intellectual property in respect of customized solutions, thereby safeguarding the Company’s core technical rights and interests.

We protect our independently developed software source code through copyright, and have completed copyright registration and certification for key software deliverables.

At present, the Company’s intellectual property protection primarily relies on software copyrights, trade secrets, and contractual arrangements, and we have not yet filed patent applications for the relevant technologies. The Company’s core competitive advantage is rooted in deep technical expertise in the vertical commodity-oriented sector, specialized capabilities in delivering customized solutions, stable customer relationships, and continuously iterated and optimized product and service quality.

D. Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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Contractual Obligations and Commitments

The Company did not have significant long-term contractual commitments, long-term obligations, or guarantees as of September 30, 2025 and 2024. Our primary obligations consist of amounts due to related parties ($188,416 as of September 30, 2025), which do not have a fixed repayment schedule and are repayable based on the Company’s financial condition and liquidity and can be managed flexibly given the related party nature of these obligations.

We enter into service agreements with customers that contain performance obligations related to software development and delivery. These agreements typically have terms ranging from several months to over a year, depending on project complexity. Revenue is recognized upon delivery and acceptance of each distinct software module or component.

E. Trend Information

Other than as disclosed in this Registration Statement, we are not aware of any trends, uncertainties, demands, commitments, or events for the period subsequent to September 30, 2025, that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

While our historical revenues have been primarily derived from project-based engagements, we have recently begun to experience repeat engagements from certain customers. However, such recurring engagements are not yet contractually committed or predictable, and there can be no assurance that they will continue in the future.

Key Trends and Outlook

Revenue Growth Momentum

We experienced substantial revenue growth of 260.0% in fiscal 2025, driven by increased demand for our customized software solutions, successful delivery of multiple projects, and expansion of our customer base from one to four customers. We believe this growth reflects favorable market trends including:

1.	Increasing adoption of technology solutions in the commodities trading industry

2.	Growing recognition of the value of our software development services

3.	Continued digital transformation across supply chain management companies

4.	Expansion of data-driven decision-making in the commodities sector

Although we have experienced revenue growth in recent periods, our revenues remain limited in scale and highly concentrated. For the relevant periods, four major customers accounted for 100% of our total revenues. As a result, our operating results may be significantly affected by the loss of any of these customers or a reduction in their business. Future revenue growth will depend on our ability to maintain relationships with existing major customers while continuing to expand our customer base and reduce concentration risk.

Gross Margin and Operating Margin Expansion

Our gross margin improved from 82.1% in fiscal 2024 to 87.6% in fiscal 2025, while our operating margin transformed from (12.0%) to 58.4%. This demonstrates the scalability of our business model and our ability to deliver high-value solutions efficiently. We expect to continue benefiting from operating leverage as we grow, though the rate of margin expansion may moderate as we invest in additional capabilities and infrastructure to support long-term growth.

Technology Investment

We increased our investment in intangible assets (software) during fiscal 2025, with our technology asset base growing from $177,070 to $368,951, representing a 108.4% increase. This investment reflects our commitment to enhancing our proprietary solutions and expanding our service capabilities. We expect to continue investing in technology development to maintain our competitive position and address evolving customer needs.

Customer Concentration

Our revenue is still concentrated among a limited number of customers, and there are differences in the revenue-contributing customers between fiscal years 2024 and 2025, without forming a long-term, stable core customer base. While this situation reflects our service capabilities and cooperation stickiness with clients at different stages, it also leads to a lack of stability in revenue sources, making our revenue prone to fluctuations due to factors such as the end of a single cooperation cycle or changes in customer demand. Currently, we are actively expanding our target customer base and exploring new business cooperation opportunities, while continuously maintaining relationships with clients at various stages, in order to further broaden our customer base and diversify the operational risks caused by customer concentration.

Market Conditions

Demand for our services is influenced by overall economic conditions, technology adoption rates in the commodities industry, and capital investment levels among our target customers. Any significant deterioration in economic conditions, commodity market volatility, or reduced technology spending could adversely affect demand for our services.

F. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. The most significant estimates and assumptions include revenue recognition, intangible asset valuation and useful lives, allowance for credit losses, and income taxes. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

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While our significant accounting policies are fully described in Note 2 to our consolidated financial statements, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our consolidated financial statements.

Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606. The Company derives revenues principally from design and development of proprietary software technologies for the customers in commodity ecosystem industry and revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-14 through 19 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the satisfaction of the performance obligations. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

The Company currently generates its revenues from the following main sources:

A.	Customized software development and technical services

The Company is a Hong Kong-based technology provider specializing in the design and development of proprietary software technologies for the customers in commodity ecosystem industry. As a specialized software solutions provider in the commodities sector, the Company provides technical services to the commodities ecosystem participants, including , commodity software developers, system integrators, and technical consulting firms. With a focus on the commodities industry and software technology at its core, the Company offers customized and scenario-based technical solutions and services tailored to client needs. The mission is to develop innovative and efficient solutions, providing technical support for the bulk commodities ecosystem through risk management, analytical applications and algorithmic applications.

The Company enters into service agreements with customers that specify the technical requirements, development scope, delivery terms, and pricing arrangements for customized software development services. Under these contracts, the Company has determined that there is one single performance obligation, which is to deliver the completed software solution as a whole in accordance with the contractual specifications. Although the contracts may include multiple development stages, milestones, or functional components, such activities do not represent separate performance obligations because they are highly interdependent and are not separately identifiable within the context of the contract.

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Revenue is recognized at a point in time when the completed software solution is delivered to and accepted by the customer, which is generally evidenced by the completion of contractual testing procedures and the issuance of a customer acceptance certificate or testing confirmation. Control transfers upon customer acceptance, at which time the customer obtains the ability to use the software and substantially all of the remaining benefits associated with it. Accordingly, the Company does not recognize revenue over time for these arrangements.

Intangible Assets

Intangible assets consist primarily of computer software acquired or developed by the Company. Software is recorded at cost and amortized on a straight-line basis over its estimated useful life of 10 years and 5 years for different software components.

During fiscal 2025, we significantly increased our intangible asset base through software development and acquisition activities. Software development costs are capitalized when the project meets specific criteria under ASC 350-40, including:

1.	The technological feasibility of completing the software has been established

2.	Management has authorized and committed funding for the project

3.	The software is intended for internal use or sale to customers

4.	It is probable that the project will be completed and the software will perform as intended

5.	Costs can be reliably measured

Critical judgments include:

1.	Determination of when technological feasibility is established

2.	Assessment of whether costs meet capitalization criteria

3.	Estimation of useful lives for amortization purposes (10 years versus 5 years)

4.	Evaluation of whether intangible assets are impaired

As of September 30, 2025, we had net intangible assets of $368,951. We review intangible assets for impairment when events or circumstances indicate the carrying amount may not be recoverable. No impairment was identified during fiscal 2025 or 2024.

The estimated useful lives of 10 years and 5 years are based on our expectation of how long the software will provide economic benefit before requiring significant updates or replacement. This estimate considers technological change rates in our industry and our historical experience with software lifecycles.

Income Taxes

We account for income taxes under ASC Topic 740, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

Our Hong Kong subsidiary is subject to Hong Kong profits tax at a two-tiered rate: 8.25% on the first HK$2 million of assessable profits and 16.5% on profits above that threshold. The Cayman Islands holding company is not subject to income tax.

Critical judgments include:

1.	Estimation of taxable income and effective tax rates

2.	Assessment of the realizability of deferred tax assets

3.	Evaluation of uncertain tax positions

4.	Determination of whether valuation allowances are required for deferred tax assets

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As of September 30, 2025, we had deferred tax assets of $2,341 related to net operating loss carryforwards and other temporary differences. Management assessed the realizability of these deferred tax assets based on our return to profitability in fiscal 2025 and expectations of future taxable income, and determined that no valuation allowance was necessary.

We evaluate uncertain tax positions under ASC 740-10-05. As of September 30, 2025 and 2024, we did not have any significant unrecognized uncertain tax positions.

Going Concern Assessment

The CFS of the Company have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the ordinary course of business.

As of September 30, 2025, the Company had a working capital deficit, as its current liabilities of US$207,924 exceeded its current assets of US$64,180. These conditions required management to evaluate the Company’s ability to continue as a going concern in accordance with ASC 205-40.

In performing this assessment, management considered the Company’s liquidity position, its positive cash flows from operating activities of US$261,804 for the year ended September 30, 2025, its improved operating performance during the year, and the absence of any defaults or liquidity shortfalls during the periods presented. Management also considered that a substantial portion of the Company’s current liabilities consisted of amounts due to related parties, which are non-interest bearing and for which no fixed repayment terms have been specified. Management further considered the Company’s ability to meet its obligations as they become due within one year after the date that these consolidated financial statements are issued.

Based on this evaluation, management concluded that there is no substantial doubt about the Company’s ability to continue as a going concern.

Cautionary Statement Regarding Forward-Looking Statements

This Operating and Financial Review and Prospects contains forward-looking statements that reflect our current views with respect to future events and financial performance. These statements are based on management’s current expectations and beliefs and are subject to uncertainty and changes in circumstances. We use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “may,” “will,” “should,” and similar expressions to identify forward-looking statements.

Forward-looking statements include, but are not limited to, statements regarding:

1.	Our future revenue growth and profitability

2.	Demand for our technology solutions

3.	Our ability to maintain and expand customer relationships

4.	Our liquidity and capital resources

5.	Our planned quotation on the OTCQB market

6.	Market trends and opportunities in the commodities technology sector

Actual results may differ materially from those expressed or implied in forward-looking statements due to various factors, including those described in “ITEM 3. KEY INFORMATION—D. Risk Factors” and elsewhere in this Registration Statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws.

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ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are listed in the table below. Certain individuals serve in both director and executive officer capacities. Our Board of Directors currently consists of two executive directors and three independent directors. Our executive management team currently consists of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Technology Officer, and Business Operations Coordinator.

Mr. Haichun Yang, Mr. Xinyu Liao, Mr. Naiqi Zhang and Mr. Tao Wu each devote substantially all of their business time to the Company. Each independent director devotes such time as is reasonably necessary to perform his or her duties as a director and, where applicable, as the chairperson of a Board committee. Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

The following table sets forth information regarding our directors and executive officers as of the date of this Registration Statement:

Name	Age	Position

Haichun Yang	37	Chairman of the Board of Directors and Chief Executive Officer

Xinyu Liao	55	Director and Chief Operating Officer

Lijing Xiao	34	Independent Director

Lei Shao	39	Independent Director

Qixian Huang	38	Independent Director

Naiqi Zhang	35	Chief Financial Officer

Tao Wu	40	Chief Technology Officer

Yin Chun Tina Chan	54	Business Operations Coordinator

Haichun Yang

Mr. Haichun Yang has served as Chairman of the Board of Directors since November 19, 2025 and Chief Executive Officer of the Company since January 5, 2026. He has also served as Director and Chief Executive Officer of Fuermosha (HK) Co., Limited since December 2022, where he is responsible for the overall strategic direction and management of the Group’s operations in Hong Kong.

Prior to joining the Group, Mr. Yang served as General Manager of Shenzhen Hongyu Trading Co., Ltd. from 2020 to 2022, Project Director of Shenzhen Qianhai Wutong Innovation Financial Technology Co., Ltd. from 2017 to 2020, and Chief Operating Officer of Guangzhou Yuntuo Network Technology Co., Ltd. from 2015 to 2017.

Mr. Yang holds a bachelor’s degree in accounting from Xiamen University. He is a citizen of China.

Xinyu Liao

Mr. Xinyu Liao has served as Director of the Company since November 19, 2025 and as Chief Operating Officer of the Company since January 5, 2026. He has also served as Director of Fuermosha (HK) Co., Limited since January 2023 and as its Chief Operating Officer since October 2025, where he is responsible for business development and commercialization of the Group’s software products.

Prior to joining the Group, Mr. Liao served as General Manager and Director of Jicheng Technology (Shenzhen) Co., Ltd. from 2016 to 2025 and Deputy General Manager of Shenzhen Boyi Technology Co., Ltd. from 2006 to 2016.

Mr. Liao holds a bachelor’s degree in chemical engineering from Hunan University. He is a citizen of China.

Lijing Xiao

Ms. Lijing Xiao has served as an Independent Director of the Company since March 25, 2026. She is a member of the Audit Committee and the Compensation Committee.

Ms. Xiao has served as Finance General Manager of Guangdong Guangda New Energy Technology Co., Ltd. since 2020. Prior to that, she served as Business Manager of Guangdong Baolixinhua Energy Co., Ltd. from 2014 to 2019.

The Company believes The Company believes that Ms. Xiao is qualified to serve on the Board based on her experience in financial management,

Ms. Xiao holds a bachelor’s degree in financial management from Guangzhou University of Software. She is a citizen of China.

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Lei Shao

Mr. Lei Shao has served as an Independent Director of the Company since March 25, 2026. He is a member of the Audit Committee and the Nominating and Corporate Governance Committee.

Mr. Shao has served as General Manager of Shenzhen Jukun Shangtuo Consulting Co., Ltd. since 2023. Prior to that, he served as Senior Vice President of Shenzhen Xingwujie Internet Financial Information Co., Ltd. from 2019 to 2023 and Executive Director and General Manager of Shenzhen Qianhai Haikuo International Mergers and Acquisitions Fund Management Co., Ltd. from 2015 to 2018.

The Company believes that Mr.Shao is qualified to serve on the Board due to his extensive experience in internet financial field and his expertise in corporate management and operations.

Mr. Shao completed a junior college program in real estate operations and equity-related studies at Hubei University of Economics. He is a citizen of China.

Qixian Huang

Mr. Qixian Huang has served as an Independent Director of the Company since March 25, 2026. He is a member of the Audit Committee and the Nominating and Corporate Governance Committee.

Mr. Huang has served as General Manager of Changsha Kongzige Culture and Art Communication Co., Ltd. since 2021. Prior to that, he served as Project Manager of Hunan Meiwen Culture Communication Co., Ltd. from 2013 to 2021.

The Company believes that Mr. Huang is qualified to serve on the Board due to his extensive experience in communication industry and in corporate operations.

Mr. Huang holds a bachelor’s degree in chemistry and Materials Science from Hengyang Normal University. He is a citizen of China.

Naiqi Zhang

Mr. Naiqi Zhang has served as Chief Financial Officer of the Company since January 5, 2026. He has also served as Chief Financial Officer of Fuermosha (HK) Co., Limited since October 2025, where he is responsible for the Group’s accounting, budgeting, financial management and financial reporting functions.

Prior to joining the Group, Mr. Zhang served as Financial Manager of Ningbo Yongcheng Mingzhou Private Equity Fund Management Co., Ltd. from 2018 to 2025 and Financial Manager of Shanxi Shanmei Economic and Trade Co., Ltd. from 2013 to 2017.

Mr. Zhang holds a bachelor’s degree in accounting from Hainan University. He is a citizen of China.

Tao Wu

Mr. Tao Wu has served as Chief Technology Officer of the Company since January 5, 2026. He has also served as Chief Technology Officer of Fuermosha (HK) Co., Limited since October 2025. Prior to that, he served as Head of the Technical Department of Fuermosha (HK) Co., Limited from May 2023 to October 2025, where he led the development of the Group’s software and technology platforms.

Prior to joining the Group, Mr. Wu served as Chief Architect of quantitative strategy-related systems and analytical tools at Hongze Jiaxin Asset Management Co., Ltd. from 2020 to 2023 and as a Quantitative Strategy Researcher at Guangfa Securities Co., Ltd. from 2010 to 2020.

Mr. Wu holds a bachelor’s degree in economics from the China Institute of Labor Relations and a master’s degree in chemical engineering from Fuzhou University. He is a citizen of China.

Yin Chun Tina Chan

Ms. Yin Chun Tina Chan has served as our Business Operations Coordinator since March 2026. She is responsible for coordinating the Company’s daily operations and administrative affairs, ensuring the efficiency and smooth functioning of the office environment, business processes, and logistical support. She also assists with project coordination, tracks project progress, supports the management of project plans, and serves as a communication bridge between management and the various departments in support of the Company’s growth. Prior to joining our Group,

Ms. Yin Chun Tina Chan worked in sales and operations at Getz Bros. & Co. (Hong Kong) Limited for five years from 2021 to 2026. Ms. Yin Chun Tina Chan is a Hong Kong citizen.

Family Relationships

There are no family relationships (whether by blood, marriage, or adoption) among any of our directors or executive officers.

Business Experience

The principal business activities performed by each of our directors and executive officers during the past five years are described above. Based on the currently available materials, none of our directors or executive officers has been involved in any of the events specified in Item 401(f) of Regulation S-K during the past ten years, including bankruptcy petitions, criminal convictions, court injunctions, or securities law violations.

Arrangements for Selection of Directors and Officers

Our directors are elected by our shareholders or by our Board of Directors in accordance with our Memorandum and Articles of Association. Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any director or executive officer of the Company was selected.

Time Commitment

Mr. Haichun Yang, Mr. Xinyu Liao, Mr. Naiqi Zhang, Mr. Tao Wu and Yin Chun Tina Chan each devote substantially all of their business time to the Company, primarily through their roles within the Group’s Hong Kong operations and related service arrangements. Our independent directors devote such time as is reasonably necessary to discharge their duties as directors and members of Board committees.

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Conflicts of Interest

We are not aware of any material conflicts of interest between any of our directors or executive officers and the Company or any of our subsidiaries, except as may be described elsewhere in this Registration Statement. Each of our directors and executive officers is required to dedicate sufficient time and attention to the affairs of the Company, and none of them is currently employed by or serves as a director of any other entity that would materially interfere with their ability to perform their duties to the Company.

B. Compensation

The Board has adopted a Compensation Committee Charter effective as of March 25, 2026. Under the Compensation Committee Charter, the Compensation Committee is to consist of at least three members of the Board, each of whom must satisfy applicable independence and experience requirements, and the committee is responsible for assisting the Board in determining the compensation of the Chief Executive Officer, the chairman of the Board, the Chief Financial Officer and other executive officers, and for making recommendations to the Board regarding compensation of non-executive officers and independent directors.

For the fiscal year ended September 30, 2025, we paid aggregate cash compensation of US$19,966.60 to our directors and senior management as a group and provided benefits in kind of US$ 0, reflecting the Company’s early-stage operations and limited scale during the period. The total amount set aside or accrued by us or our subsidiaries during the fiscal year ended September 30, 2025 to provide pension, retirement, Mandatory Provident Fund, or similar benefits for our directors and senior management was US$ 0. We do not currently maintain any equity incentive plan for our directors, officers or personnel.

Our independent directors are entitled to receive annual cash retainers pursuant to their respective director service agreements. Each independent director currently receives an annual cash retainer of HK$12,000, and is eligible to participate in any equity incentive plan that may be adopted by the Company from time to time, subject to the terms of such plan and applicable approvals. Independent directors are also entitled to reimbursement of reasonable out-of-pocket expenses incurred in connection with the performance of their duties. They do not receive separate meeting attendance fees under their current arrangements.

We have also entered into employment or service arrangements with certain executive officers. Such arrangements generally set forth the officer’s title, duties, compensation arrangements and termination provisions. None of these arrangements provides for benefits upon termination of service that we believe are material, except as otherwise disclosed in this Registration Statement.

C. Board Practices

As of the date of this Registration Statement, our board of directors consists of five directors, namely Mr. Haichun Yang, Mr. Xinyu Liao, Mr. Lei Shao, Ms. Lijing Xiao and Mr. Qixian Huang. Mr. Lei Shao, Ms. Lijing Xiao and Mr. Qixian Huang each consented to act as an independent director on March 25, 2026 and entered into a director service agreement with the Company effectively on the same date. The executive directors do not have fixed terms and serve at the discretion of the Board in accordance with our Memorandum and Articles of Association and applicable law.

Board Composition

As of the date of this Registration Statement, our board of directors consists of five directors:

Name	Position	Classification
Haichun Yang	Chairman of the Board of Directors and Chief Executive Officer	Executive Director
Xinyu Liao	Director and Chief Operating Officer	Executive Director
Lei Shao	Independent Director	Independent Director
Lijing Xiao	Independent Director	Independent Director
Qixian Huang	Independent Director	Independent Director

Terms of Directors

Our directors are appointed and serve in accordance with our Memorandum and Articles of Association and applicable law. Under our current governance structure, our directors do not have fixed terms of office and serve until their office is vacated due to resignation, removal or other circumstances specified in our Articles and applicable law. As per our Articles, no automatic retirement or term limits are implied in the absence of an express written agreement between the Company and the director.

Each of our independent directors was appointed on March 25, 2026. The term of office for each independent director commences on the effective date of his or her director service agreement and continues until the earlier of: (a) the date of the next annual general meeting of the Company (at which meeting the director is entitled to offer himself or herself for re-election); (b) the death of the director; (c) termination of the directorship by mutual agreement between the Company and the director; (d) removal of the director from the Board in accordance with our Memorandum and Articles of Association; (e) resignation of the director; or (f) retirement from office in accordance with our Memorandum and Articles of Association without being re-elected at a general meeting. Upon expiration of the applicable term, an independent director may stand for re-election at the relevant general meeting of the Company, in accordance with our Memorandum and Articles of Association and the relevant director service agreement.

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Committees of the Board of Directors

On March 25, 2026, the Company had formally established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, and had adopted formal charters for each of these committees. In connection with the establishment of this governance framework, the Company also appointed three independent directors, namely Mr. Lei Shao, Ms. Lijing Xiao and Mr. Qixian Huang, each of whom signed a consent to act as an independent director on March 25, 2026, and entered into a director service agreement with the Company effective on the same date.

The composition and chairpersons of the committees are as follows:

Committee	Members	Chairperson
Audit Committee	Ms. Lijing Xiao, Mr. Lei Shao, Mr. Qixian Huang	Lijing Xiao
Compensation Committee	Mr. Qixian Huang, Mr. Lei Shao, Ms. Lijing Xiao	Qixian Huang
Nominating and Corporate Governance Committee	Mr. Lei Shao, Ms. Lijing Xiao, Mr. Qixian Huang	Lei Shao

Audit Committee

Under the Audit Committee Charter adopted on March 25, 2026, each member must satisfy applicable independence and experience requirements, each member must be financially literate, and at least one member must have accounting or related financial management expertise. The Audit Committee is responsible for assisting the Board in the oversight of the Company’s accounting and financial reporting processes, the integrity of the Company’s financial statements, internal accounting and financial controls, compliance with legal and regulatory requirements, and the qualifications, independence and performance of the independent auditors. The Audit Committee is required to meet at least quarterly.

Compensation Committee

Under the Compensation Committee Charter adopted on March 25, 2026, each member must satisfy applicable independence and experience requirements. The Compensation Committee is responsible for assisting the Board in determining the compensation of the Chief Executive Officer, the chairman of the Board, the Chief Financial Officer and other executive officers, and for making recommendations to the Board regarding compensation of non-executive officers and independent directors. The Compensation Committee is required to meet as necessary, but not less frequently than annually.

Nominating and Corporate Governance Committee

Under the Nominating and Corporate Governance Committee Charter adopted on March 25, 2026, the committee is responsible for assisting the Board in matters relating to Board composition, director nomination procedures, evaluation of Board performance and the development and review of the Company’s corporate governance principles and practices. The Nominating and Corporate Governance Committee is required to meet as necessary, but not less frequently than annually.

While the Company does not currently have a separate cybersecurity committee, the Board of Directors oversees cybersecurity risks as part of its general risk management function. Management, led by the Chief Technology Officer, is responsible for implementing the Company’s information network security policy, monitoring cybersecurity threats and reporting material incidents to the Board.

Service Contracts

We have entered into director service agreements with each of our directors, consisting of two executive directors and three independent directors.

Executive Directors

We have entered into director service agreements with Mr. Haichun Yang and Mr. Xinyu Liao, each dated November 20, 2025. Under these agreements, each executive director serves as a member of the Board of Directors. The directorship term commences on the effective date of the agreement and continues until the earlier of the date of the next annual shareholders meeting (at which the director is entitled to offer himself for re-election) or termination by mutual agreement, removal in accordance with the Company’s governing documents, resignation, or retirement without re-election. Each executive director is entitled to an annual cash retainer of HK$2,000, payable quarterly in arrears, and is eligible to participate in any equity incentive plan adopted by the Company. Executive directors do not receive meeting fees for attending Board or committee meetings. The agreements provide that the director’s status is intended to be that of an independent contractor, and any executive director is expected to enter into a separate employment contract to govern the employment relationship. None of these agreements provides for any benefits upon termination of service other than as may be required by applicable law.

Independent Directors

We have entered into director service agreements with each of our independent directors, namely Mr. Lei Shao, Ms. Lijing Xiao and Mr. Qixian Huang, each effective as of March 25, 2026. Under these agreements, each independent director serves as a member of the Board of Directors and, when appointed by the Board, may serve on one or more Board committees. The directorship term commences on the effective date and continues until the earlier of the date of the next annual shareholders meeting (at which the director is entitled to offer himself or herself for re-election) or termination by mutual agreement, removal in accordance with the Company’s governing documents, resignation, death, or retirement without re-election. Each independent director is entitled to an annual cash retainer of HK$12,000, payable quarterly in arrears, and is eligible to participate in any equity incentive plan adopted by the Company. Independent directors do not receive meeting fees for attending Board or committee meetings, but are entitled to reimbursement of reasonable out-of-pocket expenses incurred in connection with their service as directors, subject to the Company’s expense reimbursement policies. The agreements provide that the director’s status is that of an independent contractor. Each independent director has agreed to customary covenants regarding confidentiality, non-competition (for a period of three years following termination of the directorship term), non-solicitation, and non-disparagement. The Company has agreed to indemnify each independent director to the fullest extent authorized by the Company’s governing documents and applicable law and to cover each independent director under any directors’ and officers’ liability insurance obtained by the Company. The Company has not currently obtained directors’ and officers’ liability insurance. As a result, any indemnification obligations would be satisfied solely from the Company’s assets. There can be no assurance that the Company will obtain such insurance in the future. None of these agreements provides for any benefits upon termination of service other than as may be required by applicable law.

General

Other than the director service agreements described above, there are no service contracts between the Company or any of its subsidiaries and any of our directors that provide for benefits upon termination of their service.

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D. Employees and Personnel

As of the date of this Registration Statement, our operations are supported by a team of 11 individuals, including our senior management and technical staff.

Our business depends on a small team of management, technical, and operational personnel. Our Hong Kong operating subsidiary serves as our primary contracting entity with customers and the central hub for commercial coordination, financial management, administrative functions, and project oversight. Our Hong Kong office is staffed by local personnel who manage day-to-day corporate governance and regional business development. The governance of our Hong Kong subsidiary is overseen by our directors and executive officers. Certain members of our senior management are based in mainland China and may, from time to time, travel to Hong Kong in connection with their roles in overseeing our Hong Kong operations. These business trips are coordinated to support management oversight and the implementation of board-level decisions within our Hong Kong operations.

Certain technical and support personnel who contribute to software development, customization, integration, testing, maintenance, and support activities are located in mainland China and are engaged through third-party human resources service providers or professional service arrangements. These service providers act as the legal employers of record and are responsible for employment contracts, payroll administration, social insurance contributions, and other employment-related administrative matters. The EOR arrangement is documented in a service agreement with Xiamen Gongguo Human Resources Co., Ltd. (see Exhibit 10.3).

Under these arrangements, we provide work direction, project coordination, technical requirements, and performance expectations in connection with our customer projects, while the service providers remain responsible for legal employment and payroll administration. This structure supports our current service delivery model but may involve legal, tax, labor, and regulatory uncertainties, including the risk that relevant authorities may interpret our level of direction and coordination differently under a substance-over-form approach.

To protect our technology and work product, we seek to implement contractual and operational controls, including confidentiality obligations, intellectual property assignment provisions, access controls, code repository restrictions, and internal information security procedures. All intellectual property developed by personnel engaged through the EOR arrangement is contractually assigned to the Company through agreements with the HR service provider and agreements directly with us. However, because some personnel are not directly employed by us, the enforceability of employment-related covenants and intellectual property assignment provisions may depend on the relevant contractual arrangements and applicable law.

See “ITEM 3.D. Risk Factors — Our cross-border operating structure and reliance on personnel in mainland China through third-party arrangements may subject us to regulatory scrutiny and compliance risks. “ for a discussion of risks associated with this arrangement, and Risk Factors— Risks Related to Immigration Compliance for Our Hong Kong Operations.

Personnel Breakdown by Category of Activity

Category of Activity	Number of Personnel
Executive management / office of the president	5
Technical / product development	2
Operation	1
Market / business development	3
Total	11

Personnel Service History:

Fiscal Year Ended September 30	Number of Personnel at Period End	Average Number of Personnel During Period
2025	9	9
2024	5	5

We are not party to any collective bargaining agreements, and we believe our relations with our personnel and the service provider are currently satisfactory. We do not employ any significant number of temporary employees.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by our directors, executive officers, and principal shareholders as of March 31, 2026.

As of such date, none of our directors or executive officers beneficially owns any shares of the Company directly. However, certain directors and executive officers beneficially own shares indirectly through Fuer Holdings Ltd., our controlling shareholder. Haichun Yang and Xinyu Liao are the founders of the Company and are its indirect shareholders through their respective ownership interests in Fuer Holdings Ltd.. Haichun Yang holds 50% of Fuer Holdings Ltd., Xinyu Liao holds 30%.

Name	Beneficial Ownership Structure	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Shares Beneficially Owned	% of Total Voting Power(1)
Haichun Yang	50% owner of Fuer Holdings Ltd.	2,750,000	1,000,000	37.5%	47.39%
Xinyu Liao	30% owner of Fuer Holdings Ltd.	1,650,000	600,000	22.5%	28.44%
Lei Shao	None	—	—		—
Lijing Xiao	None	—	—		—
Qixian Huang	None	—	—		—
Naiqi Zhang	None	—	—		—
Tao Wu	None	—	—		—
Yin Chun Tina Chan	None	—	—		—
All directors and executive officers as a group (indirect)	Through Fuer Holdings Ltd.	4,400,000	1,600,000	60%	75.83%

The above table reflects the Company’s shareholding structure after the issuance of 2,500,000 Class A ordinary shares on March 23, 2026.

We do not currently maintain any equity incentive plans or other arrangements for granting equity interests in the Company to employees or other personnel.

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026, by:

● each person known to us to beneficially own more than 5% of our ordinary shares; and

● each of our directors and executive officers.

The calculations of percentage ownership are based on 8,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares issued and outstanding as of March 31, 2026.

Each Class A ordinary share is entitled to one vote per share, and each Class B ordinary share is entitled to twenty votes per share.

Name of Beneficial Owner	Class of Shares	Number of Shares Beneficially Owned	Percentage of Class	Percentage of Total Voting Power(1)
Fuer Holdings Ltd.	Class A Ordinary Shares	5,500,000	68.75%	94.79%
	Class B Ordinary Shares	2,000,000	100.00%
Haichun Yang(2)	Class A Ordinary Shares	2,750,000	34.38%	47.39%
	Class B Ordinary Shares	1,000,000	50.00%
Xinyu Liao(2)	Class A Ordinary Shares	1,650,000	20.63%	28.44%
	Class B Ordinary Shares	600,000	30.00%
Ying Huang(2)	Class A Ordinary Shares	1,100,000	13.75%	18.96%
	Class B Ordinary Shares	400,000	20.00%
All directors and executive officers as a group(3)	Class A Ordinary Shares	4,400,000	55.00%	75.83%
	Class B Ordinary Shares	1,600,000	80.00%

(1) Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to twenty votes per share.

(2) Represents shares held of record by Fuer Holdings Ltd., our controlling shareholder. Haichun Yang, Xinyu Liao and Ying Huang beneficially own 50%, 30% and 20% of Fuer Holdings Ltd., respectively, and may be deemed to beneficially own the shares held by Fuer Holdings Ltd.

(3) Includes Haichun Yang and Xinyu Liao, who are directors and executive officers of the Company, and excludes Ying Huang, who is not a director or executive officer.

Fuer Holdings Ltd. is our controlling shareholder and holds a majority of our total voting power. As a result, it has the ability to control matters submitted to shareholders for approval, including the election of directors and approval of significant corporate transactions.

Although the issuance of 2,500,000 Class A ordinary shares on March 23, 2026 diluted the economic ownership of Fuer Holdings Ltd. and its shareholders, their voting control remains substantially unchanged due to the disproportionate voting rights associated with the Class B ordinary shares.

As of March 31, 2026, there were 65 shareholders other than our controlling shareholder, collectively holding 2,500,000 Class A ordinary shares, representing 25.0% of our total issued and outstanding ordinary shares (based on 10,000,000 total shares outstanding) and approximately 5.21% of our total voting power.

As of March 31, 2026, to the best of our knowledge, none of our outstanding ordinary shares was held by record holders in the United States. Other than Fuer Holdings Ltd., no single shareholder directly beneficially owned 5% or more of our total issued and outstanding ordinary shares. Haichun Yang, Xinyu Liao and Ying Huang beneficially own 50%, 30% and 20% of Fuer Holdings Ltd., respectively, and may be deemed to beneficially own the shares held by Fuer Holdings Ltd.

The most significant changes in our shareholding structure occurred in connection with our corporate reorganization and subsequent financing transactions completed on March 23, 2026.

Prior to the reorganization, our business operations were conducted through Fuermosha (HK) Co., Limited (“Fuermosha HK”), a Hong Kong company, which was directly owned by Mr. Haichun Yang, Mr. Xinyu Liao and Mr. Ying Huang, holding 50%, 30% and 20% of its equity interests, respectively.

The reorganization was implemented through the following principal steps:

(i) On August 14, 2025, Fuer Holdings Ltd. was established and is owned by Mr. Yang, Mr. Liao and Mr. Huang in the same proportions as their historical ownership of Fuermosha HK (50%, 30% and 20%, respectively).

(ii) On November 19, 2025, the Company was incorporated in the Cayman Islands, and one Class B ordinary share was initially issued to Harneys Fiduciary (Cayman) Limited, as subscriber to the memorandum of association, and was transferred on the same day to Fuer Holdings Ltd.

(iii) On January 15, 2026, we completed a corporate reorganization pursuant to which the Company became the ultimate holding company of the Group by acquiring all of the issued and outstanding shares of Fuermosha HK from its existing shareholders. The consideration consisted of (i) cash in the amount of HK$414,646.30 and (ii) the issuance of 2,000,000 Class B ordinary shares and 5,500,000 Class A ordinary shares to Fuer Holdings Ltd. at a par value of US$0.0001 per share.

(iv) On March 23, 2026, US$150,000 of convertible notes issued on December 1, 2025 were converted into 1,500,000 Class A ordinary shares at a conversion price of US$0.10 per share upon satisfaction of the conversion condition set forth in the Convertible Note Subscription Agreement.

(v) On March 23, 2026, we issued 1,000,000 Class A ordinary shares to certain investors in private subscription transactions at a purchase price of US$0.10 per share.

The reorganization did not result in any change in the ultimate beneficial ownership or control of the Company.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company, other than any future transfers of shares by Fuer Holdings Ltd. or any conversion of Class B ordinary shares into Class A ordinary shares in accordance with our constitutional documents.

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B. Related Party Transactions

Since the beginning of our preceding three financial years and up to the date of this Registration Statement, we have entered into the following related party transactions and arrangements:

Name	Relationship
Haichun Yang	Chief Executive Officer, Director and indirect beneficial owner of the Company

Amounts Due to Related Parties

As of September 30, 2025 and 2024, the balances of amounts due to related parties were as follows:

	2025	2024
Haichun Yang	$188,416	$184,581
Total	$188,416	$184,581

As of March 31, 2026, the outstanding balance due to Mr. Haichun Yang was approximately $119,988.

Related Party Transactions

The following table summarizes related party transactions for the years ended September 30, 2025 and 2024:

Entity	Description	2025	2024
Haichun Yang	Payments made and expenses incurred by the shareholder on behalf of the Company*	$3,835	$(6,445)
Total		$3,835	$(6,445)

* As the Company had not established a corporate bank account during the relevant period, certain receipts and payments of the Company were temporarily collected and disbursed by Mr. Haichun Yang on behalf of the Company. The Company has since established its corporate bank account and implemented standard internal controls over cash management.

Corporate Reorganization

In connection with our corporate reorganization, we undertook a series of transactions under common control pursuant to which we became the ultimate holding company of our operating entities.

On January 15, 2026, we acquired all of the issued and outstanding shares of Fuermosha (HK) Co., Limited from its then shareholders. The consideration consisted of (i) cash in the amount of HK$414,646.30 (approximately US$52,950) and (ii) the issuance of 1,999,999 Class B ordinary shares and 5,500,000 Class A ordinary shares to Fuer Holdings Ltd., our controlling shareholder, at a par value of US$0.0001 per share.

The consideration was determined in the context of an internal restructuring among entities under common control and was not the result of arm’s-length negotiations or an independent valuation.

The transaction was reviewed and approved by our board of directors in accordance with our related party transaction policy, with the interested directors disclosing the nature and extent of their interests.

Balances and Terms of Related Party Arrangements

Amounts due to related parties primarily represent advances or loans provided by shareholders to support the Company’s working capital and operational needs. These amounts are non-interest bearing, unsecured, and do not have a fixed repayment schedule. Repayment is made based on the Company’s financial condition and liquidity.

The maximum amount outstanding during the fiscal year ended September 30, 2025 was $475,532.

Management believes that these arrangements are reasonable given the Company’s stage of development, its limited access to third-party financing, and the long-term interests of the shareholders in the Company.

Other Related Party Transactions

During the periods presented, we may have entered into other transactions with related parties in the ordinary course of business, including shareholder advances, reimbursements, and expense payments, none of which were material individually or in the aggregate.

Except as described above and as reflected in our financial statements, we are not aware of any other material related party transactions required to be disclosed under Item 7.B of Form 20-F.

Service and Indemnification Arrangements

We have entered into service agreements with our executive officers and director service agreements with our directors.

Under the service agreements with our executive officers, their compensation is paid through an employer-of-record arrangement maintained by our Hong Kong subsidiary with Xiamen Gongguo Human Resources Co., Ltd.

Under the director service agreements, our independent directors receive an annual cash retainer of HK$12,000 and our executive directors receive an annual cash retainer of HK$2,000, in each case payable quarterly in arrears.

For further details, see “ITEM 6.C. Board Practices — Service Contracts.”

Loans and Guarantees

Neither we nor any of our subsidiaries have made any loans or provided any guarantees to or for the benefit of any related party during the periods presented, other than the advances described above.

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C. Policies and Procedures for Related Party Transactions

We have adopted a formal written policy governing the identification, review, approval and monitoring of related party transactions (the “Related Party Transaction Policy”).

Under this policy:

●	Transactions below US$120,000 are subject to internal review and approval;
●	Transactions equal to or above US$120,000 require approval by our board of directors; and
●	Significant transactions, including those involving a change of control, require enhanced approval procedures.

Directors with a material interest in a transaction are required to disclose such interests in accordance with our articles of association. The board considers such interests in evaluating the fairness and reasonableness of the transaction.

All related party transactions are required to be conducted on terms that are fair and reasonable and supported by appropriate documentation and pricing analysis.

We maintain records of all related party transactions in accordance with our internal control procedures.

All related party transactions described above were reviewed and approved in accordance with our Related Party Transaction Policy.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements as of and for the fiscal years ended September 30, 2025 and September 30, 2024 are included elsewhere in this Registration Statement. Those financial statements should be read together with “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.”

ChdgAI Commodities Limited was incorporated in the Cayman Islands in November 2025 and, as of September 30, 2025, had not yet commenced operations. The consolidated financial statements included elsewhere in this Registration Statement present the financial position, results of operations and cash flows of the predecessor operating entity for the periods presented. The corporate reorganization, which occurred on January 15, 2026, was accounted for as a reorganization of entities under common control. Accordingly, the historical financial statements of the predecessor operating entity have been presented as the historical financial statements of the registrant, with the capital structure of the Company reflected retroactively for all periods presented.

The Company has not published any interim financial information subsequent to September 30, 2025, interim financial information is not required under ITEM 8.A.5 because this Registration Statement is being filed within nine months after the end of the latest audited financial year included in this Registration Statement. If more current interim financial information has been published, or if this filing occurs outside the period permitted by the Form 20-F instructions, this section should be updated accordingly.

Legal Proceedings

We may, from time to time, be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending material legal or administrative proceedings and are not aware of any events that are likely to lead to such proceedings. As of the date of this Registration Statement, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Dividend Policy

We have not previously declared or paid any cash dividends on our ordinary shares. Under our Articles of Association and the Companies Act (As Revised) of the Cayman Islands, the Company may pay dividends out of profits, retained earnings or the share premium account, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Our board of directors has the discretion to declare and pay interim dividends. Final dividends must be recommended by our board of directors and approved by an ordinary resolution of our shareholders, and a dividend declared by our shareholders cannot exceed the amount recommended by our board of directors. Subject to any special rights attaching to any class of shares, holders of our Class A Ordinary Shares and Class B ordinary shares are entitled to dividends on a pari passu basis when, as, and if declared. Any dividend or other monies payable in respect of a share that remain unclaimed for six years from the date the dividend became due for payment shall be forfeited and revert to the Company.

As a Cayman Islands holding company, our ability to pay dividends depends in practice on the ability of our Hong Kong operating subsidiary to make distributions to us. Under the Hong Kong Companies Ordinance, dividends may only be paid out of profits available for distribution. We currently intend to retain any future earnings to fund the development and growth of our business and therefore do not expect to pay cash dividends in the foreseeable future.

B. Significant Changes

Except as otherwise disclosed elsewhere in this Registration Statement, there has been no significant change in the financial position of the Company since September 30, 2025.

Subsequent to September 30, 2025, the following events occurred: (i) In November 2025, ChdgAI Commodities Limited was incorporated in the Cayman Islands; (ii) On December 1, 2025, the Company issued convertible notes in an aggregate principal amount of US$150,000; (iii) On January 15, 2026, the Company completed a corporate reorganization pursuant to which it became the ultimate holding company of the Group by acquiring all of the issued and outstanding shares of Fuermosha (HK) Co., Limited (“Fuermosha HK”). The consideration for such acquisition consisted of (a) cash in the amount of HK$414,646.30, payable to the founding shareholders in proportion to their respective shareholdings in Fuermosha HK immediately prior to the reorganization, and (b) the issuance by the Company of 5,500,000 Class A Ordinary Shares and 1,999,999 Class B Ordinary Shares to Fuer Holdings Ltd., a British Virgin Islands company owned by the founding shareholders in the same proportions as their historical ownership of Fuermosha HK, at a par value of US$0.0001 per share; (iv) On March 23, 2026, the convertible notes were converted into 1,500,000 Class A Ordinary Shares upon satisfaction of the conversion conditions; and (v) On March 23, 2026, the Company issued 1,000,000 Class A Ordinary Shares to investors in private subscription transactions.

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ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information

Our securities are not currently listed or quoted on any stock exchange or other regulated market in the United States or elsewhere, and no trading symbol has been assigned to our Class A Ordinary Shares as of the date of this Registration Statement. Accordingly, there is no historical market price information available for our Class A Ordinary Shares, and there have been no trading suspensions during the past three years.

This Registration Statement is being filed under Section 12(g) of the Exchange Act solely for the purpose of registering our Class A Ordinary Shares under Section 12(g) of the Exchange Act and becoming subject to the reporting requirements thereunder . We are not offering or selling any securities pursuant to this Registration Statement. Consequently, information regarding the expected price, method of determination of offering price, or plan of distribution is not applicable.

Principal Market

Following the effectiveness of this Registration Statement and our becoming current in our Exchange Act reporting obligations, we intend to seek to have our Class A Ordinary Shares quoted on the OTCQB Venture Market, a U.S. over-the-counter market operated by OTC Markets Group Inc. The OTCQB is the over-the-counter market on which we intend to seek quotation for our Class A Ordinary Shares. There is no assurance that our Class A Ordinary Shares will be approved for quotation on the OTCQB or that an active trading market will develop.

Share Capital Details

Our authorized share capital is US$50,000, divided into 450,000,000 Class A Ordinary Shares with a par value of US$0.0001 per share and 50,000,000 Class B Ordinary Shares with a par value of US$0.0001 per share. As of March 31, 2026, we have 8,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares issued and outstanding. All issued and outstanding shares are validly issued, fully paid and non-assessable. Our Class A Ordinary Shares are the class of securities being registered pursuant to Section 12(g) of the Exchange Act.

Restricted Securities

All of our currently outstanding Class A Ordinary Shares were issued in offshore transactions in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). Such securities are subject to resale restrictions under the Securities Act and may be resold only in compliance with Regulation S, Rule 144 or another applicable exemption.

These securities may not be offered, sold, pledged or otherwise transferred in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S) during the applicable distribution compliance period under Regulation S.

Thereafter, resales of such securities may only be made pursuant to an effective Registration Statement under the Securities Act, or in compliance with an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, including Rule 144, and in accordance with applicable state securities laws.

Appropriate legends reflecting these transfer restrictions have been placed on the certificates representing such shares. In addition, hedging transactions involving these securities may only be conducted in compliance with the Securities Act.

Transfer Restrictions

Under our Memorandum and Articles of Association, our Directors may, in their discretion and in good faith, decline to register a transfer of shares if they determine in good faith that the transfer may result in non-compliance with applicable laws or regulations in any relevant jurisdiction. In addition, our Directors may decline registering a transfer of shares unless specified administrative requirements are satisfied, including the lodging of a duly executed instrument of transfer accompanied by the relevant share certificate.

Preemptive Rights

Holders of our Class A Ordinary Shares do not have preemptive rights under Cayman Islands law or our Memorandum and Articles of Association. Accordingly, if we issue additional shares in the future, existing holders of Class A Ordinary Shares have no right to purchase a proportionate share of such issuance to maintain their percentage of ownership.

Limitations on Rights of Securities

The rights of holders of our Class A Ordinary Shares are materially limited and qualified by the rights attached to our Class B Ordinary Shares and by the provisions of our Memorandum and Articles of Association. We have adopted a dual-class share structure under which:

- Each Class A Ordinary Share entitles the holder to one (1) vote; and

- Each Class B Ordinary Share entitles the holder to twenty (20) votes.

All of our issued and outstanding Class B Ordinary Shares are held by our controlling shareholder, Fuer Holdings Ltd., a British Virgin Islands company owned by our founders. As a result, the holders of our Class B Ordinary Shares exercise approximately 94.79% of the total voting power of our Company and have substantial control over all matters requiring shareholder approval and may take actions that are not aligned with the interests of holders of Class A Ordinary Shares, including on the matters of the election of directors, approval of significant corporate transactions, and amendments to our constitutional documents.

Our amended and restated memorandum and articles of association (the “Articles”) do not contain any “sunset” provisions or mandatory conversion mechanisms that would cause Class B Ordinary Shares to convert into Class A Ordinary Shares upon the death of a holder or upon transfer to a third party. In addition, our Board of Directors has the authority, without further shareholder approval to the extent permitted by our Memorandum and Articles of Association and applicable law, to issue additional Class A Ordinary Shares or to create one or more classes or series of preferred shares with such rights and preferences as it may determine, which could further dilute the rights of holders of our Class A Ordinary Shares.

Securities Other than Equity Securities

As of the date of this Registration Statement, we have no outstanding subscription warrants, rights, or convertible debt securities. We are only seeking the registration of our Class A Ordinary Shares under Section 12(g) of the Exchange Act. Accordingly, the information required by ITEM 9.A.7 of Form 20-F with respect to securities other than common or ordinary shares is not applicable.

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B. Plan of Distribution

Not applicable. This Registration Statement is not filed in connection with an offering of securities.

C. Markets

There is currently no established public trading market for our Class A Ordinary Shares, and our Class A Ordinary Shares are not listed or quoted on any stock exchange or other regulated market. Following the effectiveness of this Registration Statement and our becoming current in our Exchange Act reporting obligations, we may seek to have our Class A Ordinary Shares quoted on the OTCQB Venture Market, a U.S. over-the-counter market operated by OTC Markets Group Inc.

The initiation or resumption of quotations of security in OTC Market generally requires a sponsoring market maker to comply with Exchange Act Rule 15c2-11 and to submit FINRA Form 211, unless an exemption is available. We have not yet engaged a market maker and have not submitted a Form 211 for this purpose, and there can be no assurance that we may obtain market maker sponsorship, that FINRA will clear any Form 211 submission, or that our securities will be approved for quotation on OTCQB. If and when a market maker is obtained, and if any quotation application is accepted, our Class A Ordinary Shares may become eligible for quotation in the United States. However, we cannot assure you that an active trading market will develop or, if developed, that it will be sustained.

Transfer Agent

We have not appointed an external transfer agent and maintain our share register internally in accordance with Cayman Islands law. We expect to engage a registered transfer agent in connection with any future quotation of our Class A Ordinary Shares.

DTC Eligibility

We intend to seek eligibility with the Depository Trust Company (“DTC”), which is typically required for electronic trading in U.S. over-the-counter markets.

D. Selling Shareholders

Not applicable. There are no selling shareholders in connection with this Registration Statement.

E. Dilution

Not applicable. This Registration Statement does not involve an offering of securities.

F. Expenses of the Issue

Not applicable. This Registration Statement does not involve an offering of securities.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of March 31, 2026, our authorized share capital is US$50,000 divided into 450,000,000 Class A Ordinary Shares, par value US$0.0001 per share, and 50,000,000 Class B Ordinary Shares, par value US$0.0001 per share. As of March 31, 2026, we had 8,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares issued and outstanding. All issued and outstanding shares are validly issued, fully paid and non-assessable.

The following table sets forth a history of our share capital for the last three years, identifying the events during such period which have changed the amount of issued capital and/or the number and classes of shares:

Date	Event	Consideration Per Share		Class A Shares Issued/(Transferred)	Class B Shares Issued/(Transferred)
November 19, 2025	Incorporation		Cash	—	1
January 15, 2026	Issuance of ordinary shares to Fuer Holdings Ltd.	US$	0.0001	5,500,000	1,999,999
March 23, 2026	Issuance of ordinary shares to Certain Investors	US$	0.10	1,000,000	—
March 23, 2026	Conversion of Convertible Notes	US$	0.10	1,500,000	—
Total Outstanding				8,000,000	2,000,000

Except as set forth above, there have been no changes in the amount of issued capital or in the number or classes of shares of which it is composed during the last three years. No shares have been issued for non-cash considerations other than in connection with the corporate reorganization described above.

We are required to maintain a sufficient number of authorized but unissued Class A ordinary shares to effect the conversion of all outstanding Class B ordinary shares.Except as described in this Registration Statement, there are no outstanding options, warrants, convertible obligations, or other rights to subscribe for or purchase any of our shares.

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B. Memorandum and Articles of Association

The following is a summary of the material provisions of our Amended and Restated Memorandum and Articles of Association (collectively, our “Articles”). This summary is qualified in its entirety by reference to our Articles, a copy of which is filed as Exhibit X to this Registration Statement.

Our Hong Kong subsidiary is governed by its own articles of association, which differ from our Articles. As our Hong Kong subsidiary is wholly owned by us, such differences do not materially affect our control over the subsidiary.

Incorporation and Objects

We were incorporated on November 19, 2025 as an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands. Our affairs are governed by our Memorandum and Articles of Association and by the applicable laws of the Cayman Islands. Our company number is 428451.

Article 3 of our Memorandum of Association provides that our objects are unrestricted and that we have full corporate capacity to carry out any lawful business not prohibited by the laws of the Cayman Islands.

Directors

- Interested Transactions. Subject to the provisions of the Companies Act (Revised), a Director may vote on any contract or arrangement in which he or she is materially interested and be counted in the quorum of any meeting considering such transaction, provided that the nature and extent of such interest have been disclosed to the board.

- Remuneration. The Directors may determine the remuneration to be paid to the Directors. Because interested Directors are not excluded from the quorum, the Board may vote on their own compensation even in the absence of an independent quorum, provided the standard quorum of two Directors is present, which may give rise to potential conflicts of interest.

- Borrowing Powers. The Directors may exercise all the powers of the Company to borrow money, to mortgage or charge its undertaking, property, and assets or any part thereof and to issue debentures and other securities. These borrowing powers may be varied by an amendment to our Articles of Association. Pursuant to Article 32.2 of our Articles, any such amendment requires the approval of a Special Resolution (which requires a majority of not less than two-thirds of the votes cast). Due to our dual-class voting structure, the holders of Class B Ordinary Shares will have the ability to control or significantly influence any such Special Resolution.

- Age and Share Qualification. There is no age limit requirement for the retirement or non-retirement of Directors under the Articles of Association, and there is no shareholding qualification for Directors.

Ordinary Shares

Our authorized share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights.

- Conversion Rights. Our Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time at the option of the holder, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon conversion, the converted Class B Ordinary Shares are automatically re-designated and re-classified as Class A Ordinary Shares, ranking pari passu in all respects with the then-issued and outstanding Class A Ordinary Shares. We are required at all times to reserve a sufficient number of authorized but unissued Class A Ordinary Shares to satisfy the conversion of all outstanding Class B Ordinary Shares.

- Perpetual Nature of Conversion Rights. The conversion of Class B Ordinary Shares is entirely at the discretion of the holder. Our Articles does not contain any “sunset” provisions or automatic conversion triggers. Specifically, the Class B Ordinary Shares will not automatically convert into Class A Ordinary Shares upon the death or incapacity of the holder, the sale, transfer, or disposition of the shares to a third party, or the passage of a specific period of time.

- Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a shareholder vote, except as otherwise required by law. Each Class A Ordinary Share is entitled to one (1) vote, while each Class B Ordinary Share is entitled to twenty (20) votes, which may result in the holders of Class B Ordinary Shares having substantial control over all matters requiring shareholder approval, including matters that may not be aligned with the interests of holders of Class A Ordinary Shares. There is no provision for cumulative voting in the election of directors.

- Dividend Rights. Subject to any special rights as to dividends (of which there are currently none), all dividends will be declared and paid according to the amounts paid up on the shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to dividends on a pari passu basis when, as, and if declared by our board of directors.

- Liquidation Rights. In the event of the winding up of the Company, after the satisfaction of all liabilities to creditors and subject to any special rights or restrictions attached to any other class of shares, the remaining assets of the Company shall be distributed among the holders of Class A Ordinary Shares and Class B Ordinary Shares on a pari passu basis in proportion to the number of shares held by them.

- Redemption and Sinking Fund Provisions. Subject to the Companies Act, the Company may issue redeemable shares or purchase its own shares. Currently, there are no outstanding shares of any class that are redeemable at the Company’s option or at the option of the holders, and there are no sinking fund provisions applicable to our shares.

- Capital Calls. Under our Articles, our board of directors may make calls upon shareholders for any amounts unpaid on their shares. If a shareholder fails to comply with any capital call, the Board may, after providing the required notice, resolve that the relevant shares be forfeited.

- No Discrimination. There are no provisions in the Articles that discriminate against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

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Variation of Rights

If our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied only with the consent in writing of the holders of not less than two-thirds of the issued and outstanding shares of that class, or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the shares of that class. For any such separate general meeting, the quorum shall be one or more persons holding or representing by proxy at least one-third of the issued and outstanding shares of that class.

Shareholder Meetings

- Convening Meetings. Under our Articles of Association, we may, but are not required to, hold an annual general meeting in each year. Our Board of Directors may convene an extraordinary general meeting whenever they think it is fit.

- Right to Requisition a Meeting. One or more shareholders holding not less than ten percent (10%) of the voting rights entitled to vote at general meetings may requisition an extraordinary general meeting.

- Notice. We are required to provide at least five (5) clear days’ notice for any general meeting. A meeting may be convened on shorter notice if consented to by a majority of shareholders holding at least 90% of the total voting rights.

- Quorum. The quorum for a general meeting consists of one or more shareholders present in person or by proxy holding not less than one-third (1/3) of the total issued and outstanding voting shares. Due to the 1:20 voting ratio of our Class B Ordinary Shares, the presence of holders of our Class B Ordinary Shares alone will likely be sufficient to satisfy this quorum requirement.

Transfer of Shares

Subject to our Articles of Association, our Ordinary Shares are transferable by a duly signed instrument of transfer. However, our Directors may, in their absolute discretion and without assigning any reason therefor, acting in good faith, decline to register any transfer of shares. Our Directors may decline to register a transfer where they determine, acting in good faith and for the protection of the Company, that the proposed transfer may result in a breach of, or non-compliance with, any applicable law or regulation. Our Directors may also decline to register a transfer unless specified administrative requirements are satisfied, including the lodging of a duly executed instrument of transfer accompanied by the relevant share certificate.

Issuance of Shares; Preemptive Rights; Changes in Capital

- Issuance of Shares. Pursuant to Article 2.1 of our Articles, our Board of Directors has been granted general and unconditional authority to allot, issue, grant options over, or otherwise dispose of unissued shares to such persons, at such times, and on such terms as they may, in their absolute discretion, determine, up to the total amount of authorized share capital defined in our Memorandum of Association, which could result in dilution to existing shareholders. The Board does not have the authority to unilaterally increase our authorized share capital beyond such amount; any such increase requires shareholder approval.

- Preemptive Rights. Our shareholders do not have preemptive rights under Cayman Islands law or our Articles.

- Changes in Capital. By Ordinary Resolution (a simple majority of votes cast), we may increase our share capital, consolidate and divide our share capital, convert paid-up shares into stock, sub-divide our shares, and cancel authorized but unissued shares. Any reduction of share capital (other than a redemption or repurchase of shares) requires a Special Resolution (a two-thirds majority of votes cast).

Change of Control Provisions

Our Articles contains provisions that could have the effect of delaying, deferring, or preventing a change in control of the Company, even if such a change would be beneficial to our Class A Ordinary Shareholders. These provisions include:

- Dual-Class Share Structure: The 20-to-1 voting ratio of our Class B Ordinary Shares gives the holders of Class B shares substantial voting control over all matters, including mergers, acquisitions, and other corporate restructurings.

- Director Appointment and Removal: Our Board has the power to appoint any person as a Director to fill a vacancy, and Directors may be removed by an Ordinary Resolution. Given the 1:20 voting ratio, the holders of Class B Ordinary Shares have the unilateral power to control the composition of the Board of Directors.

- No Cumulative Voting: The absence of cumulative voting means that the holders of a majority of our voting power can elect all of our directors, which prevents minority shareholders from being able to elect a representative to our Board.

Ownership Reporting Threshold

While our Memorandum and Articles of Association do not require shareholders to disclose their ownership, upon the effectiveness of this registration, any person or group beneficially owning more than 5% of our Class A Ordinary Shares will be subject to the reporting requirements of Section 13(d) or 13(g) of the Exchange Act.

Comparison of Shareholder Rights and Corporate Governance

Our corporate affairs are governed by our Articles, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States, such as Delaware.

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Specifically:

- Fiduciary Duties. Cayman Islands law does not generally impose fiduciary duties on a controlling shareholder in the same manner as Delaware law.

- Derivative Actions. Under the rule in Foss v. Harbottle, a shareholder generally cannot bring a derivative action for a wrong done to the company. Such actions are permitted only in limited circumstances, such as “fraud on the minority.”

- Change of Control. Statutory mergers under Cayman law require a Special Resolution (two-thirds majority), which is a higher threshold than the simple majority typically required under Delaware law.

- Procedural Differences. Our Articles provide for a shorter notice period for general meetings (5 clear days) than is typical for many U.S. domestic corporations.

These differences, together with the less developed body of Cayman Islands corporate and securities jurisprudence as compared to the United States, may make it more difficult for our minority shareholders to protect their interests than it would be for shareholders of a corporation incorporated in a U.S. jurisdiction.

C. Material Contracts

Except as described below and elsewhere in this Registration Statement, we have not entered into any material contracts, other than contracts entered into in the ordinary course of business, within the two years immediately preceding the date of this Registration Statement.

1. Corporate Reorganization Arrangements

In connection with the Reorganization, a series of transaction documents were entered into on January 10, 2026 (the “Transaction Documents”), including:

(i) a Reorganization Agreement, dated January 10, 2026, among the founding shareholders (the “Transferors”), ChdgAI Commodities Limited (the “Company”), FUERMOSHA (HK) Co., Limited (“Fuermosha HK”) and Fuer Holdings Ltd. (“Fuer”);

(ii) a Share Purchase and Transfer Agreement, dated January 10, 2026, between the Transferors and the Company; and

(iii) a Share Exchange Agreement, dated January 10, 2026, among the Transferors, the Company and Fuer,

each entered into in connection with the Reorganization.

The Transaction Documents were entered into as part of a single integrated transaction to implement an internal group reorganization under common control, pursuant to which the Company would acquire all of the issued and outstanding shares of Fuermosha HK and issue shares to Fuer to reflect the founders’ historical ownership interests.

Under the Share Purchase and Transfer Agreement, the Company agreed to acquire all of the issued and outstanding shares of Fuermosha HK from the Transferors for aggregate cash consideration of HK$414,646.30, payable to the Transferors in proportion to their respective shareholdings.

Under the Share Exchange Agreement, in consideration of such transfer, the Company agreed to issue and allot to Fuer an aggregate of 5,500,000 Class A Ordinary Shares and 1,999,999 Class B Ordinary Shares, at a par value of US$0.0001 per share, with Fuer acting as a holding vehicle for the Transferors and maintaining their proportional ownership interests.

The Reorganization Agreement provides that the foregoing transactions are to be treated as a single integrated transaction undertaken for restructuring purposes , and that the consideration was determined in the context of an internal reorganization under common control and does not represent fair market value for the purpose of the reorganization transactions.

The completion of the Reorganization was conditioned upon, among other things, approval by the board of directors of the Company and the execution and completion of all Transaction Documents.

On January 10, 2026, the board of directors of the Company adopted written resolutions approving the Reorganization and the execution of the Transaction Documents, and authorizing the consummation of the transactions contemplated thereby.

In connection with such approval, the directors disclosed the nature and extent of their interests in the transactions, including their interests as Transferors of Fuermosha HK, recipients of the cash consideration, and indirect beneficiaries of the share consideration through Fuer. The board considered the commercial purpose, structure and terms of the Reorganization and determined that the transactions were fair and reasonable to the Company in the context of an internal reorganization under common control.

Pursuant to the Company’s Memorandum and Articles of Association, following such disclosure, interested directors were permitted to be counted in the quorum and to participate in the approval of the transactions.

The transactions contemplated by the Transaction Documents were completed on January 15, 2026, at which time the Company acquired all of the issued and outstanding shares of Fuermosha HK and issued the share consideration to Fuer in accordance with the Transaction Documents.

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D. Exchange Controls

Cayman Islands

There are currently no Cayman Islands laws, decrees, regulations, or other legislation that restrict the import or export of capital into or from the Cayman Islands. Furthermore, there are no exchange control regulations or currency restrictions currently in effect in the Cayman Islands. Under existing Cayman Islands laws, there are no restrictions on the remittance of dividends, interest, or other payments to non-resident holders of the Company’s securities. Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands.

Hong Kong SAR

Our operating subsidiary is located in the Hong Kong Special Administrative Region (“Hong Kong”).

- Movement of Capital. There are currently no foreign exchange control regulations or currency restrictions in effect in Hong Kong. The Hong Kong dollar is freely convertible into other currencies, including the U.S. dollar.

- Remittance of Dividends and Payments. There are no restrictions on the remittance of dividends, interest, or other payments to non-resident holders of securities or to the Company’s parent entity in the Cayman Islands. However, under the Hong Kong Companies Ordinance, dividends may only be paid out of “profits available for distribution” (realized profits). Hong Kong does not currently impose a withholding tax on dividends paid to non-residents.

E. Taxation

Material U.S. Federal Income Tax Considerations

The following summary describes certain material U.S. federal income tax considerations applicable to U.S. holders (as defined below) of the Company’s Class A Ordinary Shares. This summary is based on the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial decisions in effect as of the date of this Registration Statement, all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete analysis of all potential U.S. federal income tax consequences, and does not address any U.S. state or local tax consequences or any non-U.S. tax considerations.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of our Class A Ordinary Shares that, for U.S. federal income tax purposes, is (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation) organized under the laws of the United States or any state thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust meeting the applicable U.S. court-supervision and control tests.

Prospective holders are urged to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of acquiring, holding and disposing of our Class A Ordinary Shares.

Taxation of Dividends

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, any cash distributions paid on our Class A Ordinary Shares generally will be includible in the gross income of a U.S. holder as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not intend to calculate our earnings and profits under U.S. federal income tax principles, U.S. holders should expect that the entire amount of any distribution will be treated as dividend income for U.S. federal income tax purposes.

The Cayman Islands does not have an income tax treaty with the United States. Accordingly, no treaty-based reduction in U.S. federal income tax rates is available with respect to dividends paid on our Class A Ordinary Shares. We do not withhold U.S. federal income tax on dividends paid to holders of our Class A Ordinary Shares, although withholding may apply in certain circumstances under the Foreign Account Tax Compliance Act (“FATCA”).

Qualified Dividend Income

Dividends paid on our Class A Ordinary Shares generally will not be eligible for the reduced tax rate applicable to “qualified dividend income” for U.S. federal income tax purposes unless the shares are readily tradable on an established securities market in the United States and other statutory requirements are satisfied. There can be no assurance that such requirements will be met.

Taxation on Sale or Other Disposition

Upon the sale or other taxable disposition of our Class A Ordinary Shares, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and such holder’s adjusted tax basis in the Class A Ordinary Shares. Such gain or loss generally will be treated as long-term capital gain or loss if the Class A Ordinary Shares have been held for more than one year.

Passive Foreign Investment Company (PFIC) Considerations

A non-U.S. corporation will be classified as a passive foreign investment company (“PFIC”) for any taxable year if either (i) 75% or more of its gross income for such year is passive income, or (ii) 50% or more of the value of its assets (based on an average of quarterly values) is attributable to assets that produce or are held for the production of passive income. We do not believe that we were a PFIC for our most recent taxable year ended September 30, 2025. However, because we currently hold a substantial amount of cash and because the value of our assets for purposes of the PFIC asset test may be determined in part by reference to the market price of our Class A Ordinary Shares, which may fluctuate, we cannot assure you that we may not be a PFIC for the current or any future taxable year. If we are classified as a PFIC, adverse U.S. federal income tax consequences could apply to U.S. holders. We do not intend to provide the information necessary to enable U.S. holders to make a qualified electing fund (“QEF”) election.

Foreign Account Tax Compliance Act (FATCA)

The Cayman Islands has entered into a Model 1 intergovernmental agreement with the United States regarding the implementation of FATCA. We intend to comply with applicable FATCA reporting obligations. Under FATCA, certain payments to us or our shareholders may be subject to a 30% withholding tax if applicable reporting and compliance requirements are not satisfied.

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Cayman Islands Taxation

We are incorporated in the Cayman Islands. Under current Cayman Islands law, there is no income, corporate, capital gains, or withholding tax applicable to us or to payments of dividends to our shareholders. No Cayman Islands stamp duty is payable on the issue, transfer, or redemption of our ordinary shares.

Hong Kong Taxation

Our operating subsidiary is located in Hong Kong. Hong Kong does not currently impose a withholding tax on dividends paid to non-residents. However, under the Hong Kong Companies Ordinance, dividends may only be paid out of “profits available for distribution” (realized profits).

F. Dividends and Paying Agents

We have not previously declared or paid any cash dividends on our ordinary shares and we do not have any present plan to declare or pay dividends. Under our Articles, interim dividends may be declared by our board of directors, and final dividends must be recommended by our board and approved by our shareholders by ordinary resolution. If and when any dividends are declared, the record date, payment date, and any procedures for non-resident holders to claim dividends will be determined at that time and disclosed as required.

Our shares are not currently admitted to official listing on any stock exchange or other regulated market, and we have not designated any paying agent. If we seek to list our securities on a national securities exchange or a market in the future, we will seek to identify the financial organizations that will act as paying agents at that time.

G. Statement by Experts

The consolidated financial statements of ChdgAI Commodities Limited as of September 30 , 2024 and 2025, included in this Registration Statement, have been audited by INBERGO CPA LLP, located at 1683 Willis Ave, Merrick, New York 11566 USA, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The consent of such firm will be filed as an exhibit to this Registration Statement.

H. Documents on Display

We have filed this Registration Statement with the SEC in electronic format. The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Upon the effectiveness of this Registration Statement, we will be subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers.

The Company does not maintain a corporate website as of the date of this Registration Statement.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk in the ordinary course of our business, primarily related to foreign currency exchange rate fluctuations

Our reporting currency is the U.S. dollar. We conduct our operations primarily through our Hong Kong subsidiary, whose functional currency is the Hong Kong dollar. The Hong Kong dollar is pegged to the U.S. dollar and has historically traded within a narrow range under the Linked Exchange Rate System. As a result, we do not believe that exchange rate fluctuations between the Hong Kong dollar and the U.S. dollar have had a material impact on our financial results.

In fiscal 2024, we generated a portion of our revenue in Renminbi. However, we did not generate material Renminbi-denominated revenue in fiscal 2025 and did not have material Renminbi-denominated monetary assets or liabilities as of September 30, 2025, the end of our most recent fiscal year. Accordingly, we do not believe that Renminbi exchange rate movements represented a material risk as of that date.

We do not currently engage in hedging activities to manage foreign currency risk or use derivative financial instruments to manage foreign currency risk.

We do not have material exposure to interest rate risk, commodity price risk or equity price risk, as we do not have significant interest-bearing liabilities, do not currently engage in commodity trading activities, and do not hold marketable equity securities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable. We are not registering any debt securities under this Registration Statement. As of the date of this Registration Statement, we have no outstanding debt securities.

B. Warrants and Rights

Not applicable. As of the date of this Registration Statement, we have no outstanding warrants or rights to subscribe for or purchase any of our securities.

C. Other Securities

Not applicable. We are not registering any securities other than equity securities, debt securities, warrants or rights as of the date of this Registration Statement under this Registration Statement.

D. American Depositary Shares

Not applicable. We do not have an American Depositary Receipt program and are not registering American Depositary Shares. Our Class A Ordinary Shares are being registered directly under Section 12(g) of the Exchange Act, and we do not intend to establish an American Depositary Receipt facility in connection with this Registration Statement.

44

PART III

ITEM 18. FINANCIAL STATEMENTS

ChdgAI Commodities Limited
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ChdgAI Commodities Limited

Opinion on the Financial Statements

We have audited the consolidated balance sheet of ChdgAI Commodities Limited and subsidiaries (the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting. but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ INBERGO CPA LLP

PCAOB ID No. 7312

We have served as the Company’s auditor since 2025.

Merrick, New York
April 30, 2026

F-2

ChdgAI Commodities Limited

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 AND 2024

	2025	2024
	US$	US$
ASSETS
Current assets:
Accounts receivable, net	64,180	-
Total current assets	64,180	-

Non-current assets:
Intangible assets	368,951	177,070
Deferred tax assets		2,341
Total non-current assets	368,951	179,411
Total assets	433,131	179,411

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Tax payable	19,508	62
Amounts due to related parties	188,416	184,581
Total current liabilities	207,924	184,643

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.0001 par value per share, 7,500,000 shares issued and outstanding*	750	750
Class A ordinary shares (US$ 0.0001 par value; 450,000,000 A shares authorized, 5,500,000 shares issued and outstanding September 30, 2025) *	550	550
Class B ordinary shares (US$0.0001 par value; 50,000,000 B Shares authorized, 2,000,000 B Shares issued and outstanding September 30, 2025) *	200	200
Subscription receivables	(750)	(750)
Additional paid-in capital	1,282	1,282
Retained earnings (accumulative deficit)	223,925	(6,514)
Total shareholders’ equity	225,207	(5,232)
Total liabilities and shareholders’ equity	433,131	179,411

*	Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Note 6.

See accompanying notes to consolidated financial statements.

F-3

ChdgAI Commodities Limited

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED SEPTEMBER 30, 2025 AND 2024

	2025	2024
	US$	US$
Revenues	436,260	121,210
Cost of revenues	(53,950)	(21,732)
Gross Profit	382,310	99,478

Operating expenses:
Amortization	(73,758)	(20,630)
General and administrative	(53,994)	(51,422)
Research and development	-	(41,971)
Total operating expenses	(127,752)	(114,023)

Income (Loss) from operations	254,558	(14,545)

Other income (loss):
Other income	-	360
Other expenses	(2,332)	-
Total other income (loss), net	(2,332)	360

Income before taxes	252,226	(14,185)
Provision for income taxes	(21,787)	2,341
Net income (loss)	230,439	(11,844)

Other Comprehensive Income
Foreign currency translation adjustment	-	-
Total Comprehensive Income	230,439	(11,844)

Earnings per share attributable to ordinary shareholders basic and diluted	0.03	0.00
Weighted average number of ordinary shares used in computing earnings per share basic and diluted*	7,500,000	7,500,000

*	Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Notes 6.

See accompanying notes to consolidated financial statements.

F-4

ChdgAI Commodities Limited

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED SEPTEMBER 30, 2025 AND 2024

	Ordinary Shares						Accumulated
	Class A		Class B			Additional	other
	No. of Shares*	Amount	No. of Shares*	Amount	Subscription receivables	paid-in capital	comprehensive income (loss)	Retained Earnings	Total
		$		$	$	$	$	$	$
Balance as of September 30, 2023	5,500,000	550	2,000,000	200	(750)	1,282	-	5,330	6,612
Net income	-	-	-	-	-	-	-	(11,844)	(11,844)
Balance as of September 30, 2024	5,500,000	550	2,000,000	200	(750)	1,282	-	(6,514)	(5,232)
Net income								230,439	230,439
Balance as of September 30, 2025	5,500,000	550	2,000,000	200	(750)	1,282	-	223,925	225,207

*	Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Note 6.

See accompanying notes to consolidated financial statements.

F-5

ChdgAI Commodities Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED September 30, 2025 AND 2024

	2025	2024
	US$	US$
Cash Flows from Operating Activities:
Net income (Loss)	230,439	(11,844)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	73,758	20,630

Changes in operating assets and liabilities:
Accounts receivable	(64,180)	-
Deferred tax assets	2,341	(2,341)
Tax payable	19,446	-
Net Cash provided by Operating Activities	261,804	6,445

Cash Flows from Investing Activities
Purchase of intangible assets	(265,639)	-
Net Cash Used in Investing Activities	(265,639)	-

Cash Flows from Financing Activities:
Proceeds from related parties	3,835	(6,445)
Net Cash provided by (used in) Financing Activities	3,835	(6,445)

Net Increase (Decrease) in Cash and Cash Equivalents	-	-
Cash – Beginning of Year	-	-
Cash – End of Year	-	-

See accompanying notes to consolidated financial statements.

F-6

ChdgAI Commodities Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(1) Organization and Business Background

ChdgAI Commodities Limited (the “Company” or the “Group”) is an exempted company with limited liability incorporated in the Cayman Islands on November 19, 2025 under the Cayman Companies Act . As a holding company with no material operations of its own, the Company conducts substantially all of its business operations through its subsidiaries. The Group is a technology-enabled service provider focused on delivering customized software development, integration, and decision-support technology services to enterprise customers in the commodities industry. As a specialized software solutions provider in the commodities sector, we provide technical services to the commodities ecosystem, including commodities traders, supply chain management companies, commodity software developers, and technical consulting firms. The Company is headquartered in Hong Kong, where a substantial portion of its operations is conducted.

As of the issuance date of this financial report, the details of subsidiaries are as follows. All subsidiaries are owned by the Company through equity investment. The Company does not have a variable interest entity structure.

Name	Date of Incorporation or Establishment	Place of Incorporation or Establishment	Percentage of Ownership	Principal Activity
Subsidiary:
Fuermosha (HK) Co., Ltd	April 5,2017	Hong Kong	100%	Provide software development services

Group reorganization

The Group’s business was initially conducted through Fuermosha (HK) Co., Ltd. (“Fuermosha (HK)”), which was incorporated in Hong Kong on April 5, 2017. Prior to the reorganization described below, Fuermosha (HK) was owned as to 50% by Mr. Haichun Yang, 30% by Mr. Xinyu Liao and 20% by Mr. Ying Huang.

In preparation for the Group’s proposed quotation on the OTCQB market and to establish an offshore holding company structure, the founders commenced a series of corporate reorganization steps beginning in late 2025. In January 2026, the Company completed a corporate reorganization (the “Reorganization”), pursuant to which ChdgAI Commodities Limited became the ultimate holding company of the Group. Following the completion of the Reorganization, the founders, Mr. Haichun Yang, Mr. Xinyu Liao and Mr. Ying Huang, hold their respective ownership interests in the Group through FUER Holdings Limited, a British Virgin Islands company.

The Company is authorized to issue 450,000,000 Class A ordinary shares and 50,000,000 Class B ordinary shares, each with a par value of US$0.0001 per share. For purposes of presenting shareholders’ equity, the accompanying consolidated financial statements retrospectively reflect the share structure of the Company resulting from the Reorganization. Accordingly, as of September 30, 2025 and 2024, the accompanying consolidated balance sheets present 5,500,000 Class A ordinary shares and 2,000,000 Class B ordinary shares as issued and outstanding.

This retrospective presentation reflects only the recapitalization associated with the common-control Reorganization and does not give effect to convertible notes issued after September 30, 2025, the conversion of such convertible notes into ordinary shares, or ordinary shares issued to external investors after September 30, 2025. Such transactions are disclosed in Note 12, Subsequent Events.

F-7

ChdgAI Commodities Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(1) Organization and Business Background (cont.)

As the entities participating in the Reorganization were under the common control of the same controlling shareholders before and after the Reorganization, the accompanying consolidated financial statements have been prepared on a historical carryover basis as if the current corporate structure had been in existence throughout all periods presented. Accordingly, the assets, liabilities, results of operations and cash flows of the entities now comprising the Group are included in the accompanying consolidated financial statements for all periods presented.

The Company eliminates all significant intercompany balances and transactions in consolidation.

The post-reorganization corporate structure is as follows::

Xinyu Liao
30%
(Founder)
HaichunYang
50%
(Founder)
Ying Huang
20%
(Founder)
Fuer Holdings Ltd(BVI)
(Controlling Shareholder)
Conv Note Investors
(Public Investors)
Public Investors
(Public Investors)
Class A:5.5M
Class B:2M
Equity Stake:75%
Voting Power:94.79%
Class A:1.5M
Equity Stake:15%
Voting Power:3.13%
Class A:1M
Equity Stake:10%
Voting Power:2.08%
100%
68.75%
18.75%
12.5%
Class B Ordinary Share
(2M)
Class A Ordinary Share
(8M)
ChdgAI Commodities Ltd (Cayman)
100%
Fuermosha HK Co., Ltd
(HK – Operating)

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in Notes 6.

Business and operation development

Fuermosha (HK) Co., Ltd, established on April 5,2017, is a Hong Kong-based technology-enabled service provider focused on delivering customized software development, integration, and decision-support technology services to enterprise customers in the commodities industry, the Company provides technical services to the commodities ecosystem, including commodities traders, supply chain management companies, commodity software developers, and technical consulting firms.

F-8

ChdgAI Commodities Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(1) Organization and Business Background (cont.)

With a focus on the commodities industry and software technology at its core, the Company offers customized and scenario-based technical solutions and services tailored to client needs. The mission is to develop efficient solutions to provide technical support for the bulk commodities ecosystem through risk management, analytical applications and algorithmic applications.

(2) Basis of Presentation and Significant Accounting Policies

Basis of Consolidation

The CFS of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. All significant inter-company balances, transactions and cash flows are eliminated on consolidation.

Going concern

The CFS of the Company have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the ordinary course of business.

As of September 30, 2025, the Company had a working capital deficit, as its current liabilities of US$207,924 exceeded its current assets of US$64,180. These conditions required management to evaluate the Company’s ability to continue as a going concern in accordance with ASC 205-40.

In performing this assessment, management considered the Company’s liquidity position, its positive cash flows from operating activities of US$261,804 for the year ended September 30, 2025, its improved operating performance during the year, and the absence of any defaults or liquidity shortfalls during the periods presented. Management also considered that a substantial portion of the Company’s current liabilities consisted of amounts due to related parties, which are non-interest bearing and for which no fixed repayment terms have been specified. Management further considered the Company’s ability to meet its obligations as they become due within one year after the date that these consolidated financial statements are issued.

Based on this evaluation, management concluded that there is no substantial doubt about the Company’s ability to continue as a going concern.

Use of estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Significant items subject to such estimates and assumptions include, but not limited to, allowance for credit losses, estimated useful lives and impairment of long-live assets, and revenue recognition. Actual results could differ from these estimates.

Foreign Currency Translation

The Company’s reporting currency is the United States dollar (“US$”). The functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (the “HKD”). Results of operations and cash flows are translated at the average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation of amounts from HKD into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts:

September 30, 2025	HKD7.7799 to US$1
September 30, 2024	HKD7.8259 to US$1

F-9

ChdgAI Commodities Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Statement of income and cash flow items:

September 30, 2025	HKD7.7930 to US$1
September 30, 2024	HKD7.8246 to US$1

Fair value measurement

The accounting standards regarding fair value (“FV”) of financial instruments and related FV measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of FV measurements and enhance disclosure requirements for FV measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices, other than those included in Level 1 for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the FV.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash and cash equivalents, short-term investments, accounts receivable, notes receivable, advances to suppliers, amount due from a related party, other receivables, bank loans, accounts payable, notes payable, advances from customers, amount due to related parties, dividend payable, tax payable, salary and welfare payable and other payables approximate their recorded values due to their short-term maturities.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and at banks which are unrestricted as to withdrawal or use.

Accounts receivable, net

Accounts receivable are trade receivables from customers. The trade receivables are without customer collateral and interest is not accrued on past due accounts. The Company estimates the allowance for doubtful accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The accounts receivable was segmented into groups based on certain credit risk characteristics, and the Company determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. No allowance was required as of September 30, 2025 and 2024.

F-10

ChdgAI Commodities Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Intangible assets

Intangible asset is computer software acquired by the Company, it will be amortized on a straight line basis over the estimated useful life of 10 years and 5 years.

Category	Estimated useful lives
Bulk Commodity Intelligent Management System	10 years
Zhice Bulk	5 years

Related parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

The details of related party transactions during the years ended September 30, 2025 and 2024 and balances as of September 30, 2025 and 2024 are set out in Note 5.

F-11

ChdgAI Commodities Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606. The Company derives revenues principally from design and development of proprietary software technologies for the customers in commodity ecosystem industry and revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-14 through 19 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the satisfaction of the performance obligations. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

F-12

ChdgAI Commodities Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

The Company currently generates its revenues from the following main sources:

B.	Customized software development and technical services

The Company is a Hong Kong-based technology-enabled service provider focused on delivering customized software development, integration, and decision-support technology services to enterprise customers in the commodities industry. As a specialized software solutions provider in the commodities sector, the Company provides technical services to the commodities ecosystem, including commodities traders, supply chain management companies, commodity software developers, and technical consulting firms. With a focus on the commodities industry and software technology at its core, the Company offers customized and scenario-based technical solutions and services tailored to client needs. The mission is to develop efficient solutions to provide technical support for the bulk commodities ecosystem through risk management, analytical applications and algorithmic applications.

The Company enters into service agreements with customers that specify the technical requirements, development scope, delivery terms, and pricing arrangements for customized software development services. Under these contracts, the Company has determined that there is one single performance obligation, which is to deliver the completed software solution as a whole in accordance with the contractual specifications. Although the contracts may include multiple development stages, milestones, or functional components, such activities do not represent separate performance obligations because they are highly interdependent and are not separately identifiable within the context of the contract.

Revenue is recognized at a point in time when the completed software solution is delivered to and accepted by the customer, which is generally evidenced by the completion of contractual testing procedures and the issuance of a customer acceptance certificate or testing confirmation. Control transfers upon customer acceptance, at which time the customer obtains the ability to use the software and substantially all of the remaining benefits associated with it. Accordingly, the Company does not recognize revenue over time for these arrangements.

Cost of revenues

Cost of revenue consist of labor expenses.

F-13

ChdgAI Commodities Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

General and administrative expenses

General and administrative expenses consist of Consultancy fee and Rent Expense and expenses related to general operations.

Research and development expenses

Research and development expenses include costs directly attributable to the conduct of R&D projects. Research and development costs are expensed as incurred in accordance with ASC 730.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by the Company and subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company follows ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred taxes are charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Comprehensive Income (Loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

F-14

ChdgAI Commodities Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Earnings Per Share

Basic earnings per share is computed by dividing the net income attributable to the ordinary shareholders by the weighted average number of shares of ordinary share outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended September 30, 2025 and 2024.

Commitments and contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if we determine it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This update enhances the requirements for reportable segment disclosures by mandating the disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included in each segment’s reported profit or loss measure. Additionally, the ASU requires disclosure of the CODM’s title and role, along with a description of how the CODM utilizes the reported segment profit or loss measures to evaluate segment performance and make resource allocation decisions. The ASU is effective for annual reporting periods beginning after December 15, 2023, and for interim periods within fiscal years starting after December 15, 2024. Its adoption must be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this ASU on September 30, 2024, and the adoption did not have a material effect on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. This ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

(3) Accounts receivable, net

Accounts receivable, net consisted of the following September 30, 2025 and 2024:

	2025	2024
Accounts receivable	$64,180	$—
Total accounts receivable, net	$64,180	$—

(4) Intangible assets, net

As of September 30, 2025 and 2024, intangible assets, net consisted of the following:

	2025	2024
Software	$471,935	$206,296
Total	471,935	206,296
Less: accumulated amortization	102,984	29,226
Intangible assets, net	$368,951	$177,070

Amortization of intangible assets was $ 73,758 and $20,630 for the years ended September 30, 2025 and 2024, respectively. No impairment loss was recorded for the years ended September 30, 2025 and 2024.

Amortization expense expected for the next five years as of September 30, 2025 is as follows:

12 months ending September 30,	Amount
2026	$73,758
2027	73,758
2028	73,758
2029	73,758
2030	20,630
Total	$315,662

F-15

ChdgAI Commodities Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(5) Related party transactions

The following is a list of related parties which the Company has balances and transactions with:

Name	Relationship
Haichun Yang	CEO, Director, Shareholder

As of September 30, 2025 and 2024, the balances of amounts due to related parties were as follows:

a. Amount due to related parties

	2025	2024
Haichun Yang	$188,416	$184,581
Total amounts due to related parties	$188,416	$184,581

b. Related party transactions

The following are the related party transactions for the years ended September 30, 2025 and 2024:

Entity	Description	2025	2024
Haichun Yang	Collection and Payment Arrangements by shareholder on Behalf of the Company*	$3,835	$(6,445)
Total		$3,835	$(6,445)

* As the Company had not established a corporate bank account during the relevant period, certain receipts and payments of the Company were temporarily collected and disbursed by the shareholder, Mr. Haichun Yang, on behalf of the Company and in the name of the Company. As of the date of this report, the Company has established its corporate bank account and no longer relies on such arrangement.

F-16

ChdgAI Commodities Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(6) Shareholders’ equity

Ordinary share

The Company was incorporated in the Cayman Islands on November 19, 2025 as the listing vehicle for the Group’s proposed quotation on the OTCQB market. At incorporation, ChdgAI ‘s authorized share capital was US$500,000, divided into 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, each with a par value of US$0.0001.

Upon incorporation, ChdgAI issued 1 Class B Ordinary Share to FUER Holdings Limited, a British Virgin Islands company held by the founding shareholder controlled by Mr. Liao, Mr. Yang and Mr. Huang. On January 15, 2026 the Company issued 5,500,000 Class A ordinary shares and 1,999,999 Class B ordinary shares to FUER Holdings Limited, a British Virgin Islands company held by the founding shareholder controlled by Mr. Liao, Mr. Yang and Mr. Huang at par value with consideration of US$199.9999 for Class B shares and US$550 for Class A shares. Following this issuance, FUER Holdings Limited holds 100% of the issued and outstanding share capital.

On December 1, 2025, the Company issued convertible notes in the aggregate principal amount of US$150,000 to 5 shareholders. These convertible notes was convertible on March 23 , resulting in the issuance of 1,500,000 new Class A ordinary shares at a conversion price of US$0.1 per share. Additionally, the Company issued 1,000,000 new Class A ordinary shares at US$0.1 per share to 60 shareholders , for an aggregate consideration of US$100,000. the total issued Class A ordinary shares are 8,000,000 and Class B ordinary shares are 2,000,000.

As of March 31, 2026, 8,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares are issued and outstanding.

Additional paid-in capital

As part of the Reorganization, the Company accounted for the transfer of Fuermosha (HK) Co., Ltd. as a transaction among entities under common control in accordance with ASC 805-50. Accordingly, the assets and liabilities transferred were recognized at their historical carrying amounts.

For purposes of the accompanying consolidated financial statements, the historical equity balances of Fuermosha (HK) Co., Ltd. were retrospectively adjusted to reflect the capital structure of the Company. In connection therewith, the historical paid-in capital balance of Fuermosha (HK) Co., Ltd. of US$1,282 was reclassified and presented as additional paid-in capital in the consolidated financial statements.

The investment consideration established in connection with the Reorganization at the Cayman holding company level was part of the reorganization steps completed after September 30, 2025 and therefore was not reflected as additional paid-in capital in the accompanying consolidated balance sheets as of September 30, 2025 and 2024.

As of September 30, 2025 and 2024, the Company had an additional paid-in capital balance of US$1,282..

F-17

ChdgAI Commodities Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(7) Earnings per share

The calculation of the basic and diluted earnings per share attributable to the shareholders of the Group for the years ended September 30, 2025 and 2024 is based on the following data:

Net income

	2025	2024
Net income for the purpose of basic and diluted earnings	$230,439	$(11,844)

Number of shares

	2025	2024
Weighted average number of ordinary shares for the purpose of basic earnings per share	7,500,000	7,500,000

Basic earnings per share is computed by dividing the net income attributable to the ordinary shareholders by the weighted average number of shares of ordinary share outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended September 30, 2025 and 2024.

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30, 2025 and 2024:

	2025	2024
Numerator:
Allocation of undistributed net income	$230,439	$(11,844)
Denominator:
Weighted average shares	7,500,000	7,500,000
Basic and diluted earnings per share	0.03	0.00

(8) Income Taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. The Company mainly conducts its operating business through its subsidiary in Hong Kong. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

The Company’s Hong Kong subsidiary is subject to Hong Kong profits tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable Hong Kong profits tax rate was 16.5% and 16.5% of the estimated assessable profit for the years ended September 30, 2025 and 2024 respectively. Under the two-tiered profits tax rates regime, commencing from the year of assessment 2018/2019, the

F-18

ChdgAI Commodities Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(8) Income Taxes (cont.)

first two million of profits in Hong Kong dollars earned by a Hong Kong entity (except those with a connected entity which is nominated to be chargeable at the two-tiered rates) will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In other words, within a group of connected entities, only one entity can enjoy the two-tiered profits tax rates.

Significant components of the provisions for income taxes for the years ended September 30, 2025 and 2024 were as follows:

	2025	2024
Provision for income taxes
Current tax provision – Hong Kong	$19,446	$-
Deferred tax provision – Hong Kong	2,341	(2,341)
Total provision for income taxes	$21,787	$(2,341)

During the years ended September 30, 2025 and 2024, the effective income tax rate was estimated by the Company to be 8.6% and 16.5%, respectively.

Deferred tax

As of September 30, 2025 and 2024, the components of the deferred tax assets and deferred tax liabilities were summarized below:

	2025	2024
Deferred tax assets:
Net operating losses carry forwards	$-	$2,341
Total deferred tax assets	$-	$2,341

Uncertain tax positions

The Company evaluates uncertain tax position including the potential application of interest and penalties based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

Tax payable consisted of the following as of September 30, 2025 and 2024:

	2025	2024
Income tax payable – Hong Kong	$19,508	$62
Total	$19,508	$62

(9) Segment Reporting

In accordance with ASC Topic 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer.

The CODM evaluates the Company’s financial performance and makes resource allocation decisions on a consolidated basis. The Company has one operating segment and one reportable segment, as the Company’s operations are managed and reviewed as a single business.

The measure of segment profit or loss used by the CODM is net income. The CODM also regularly reviews revenues, cost of revenues, gross profit, amortization, general and administrative expenses, research and development expenses, and income from operations in assessing performance and allocating resources.

The Company’s segment information for the years ended September 30, 2025 and 2024 is as follows:

F-19

ChdgAI Commodities Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(9) Segment Reporting (cont.)

The Company’s segment report for years ended September 30, 2025 and 2024 were as follows:

	2025	2024
Revenues	$436,260	$121,210
Cost of revenues	(53,950)	(21,732)
Gross Profit	382,310	99,478
Profit margin	87.6%	82.1%

Operating expenses:
Amortization	(73,758)	(20,630)
General and administrative	(53,994)	(51,422)
Research and development	-	(41,971)
Total operating expenses	(127,752)	(114,023)
Income from operations	254,558	(14,545)
Operating margin	58.4%	(12)%

Other income (loss), net	(2,332)	360

Income before taxes	252,226	(14,185)
Income taxes	21,787	(2,341)
Net income	$230,439	$(11,844)

All revenues for the year ended September 30, 2025 were generated in Hong Kong, whereas all revenues for the year ended September 30, 2024 were generated in Mainland China .

(10) Risks and uncertainties

Customer concentration risk

For the years ended September 30, 2025 and 2024, top five customers were as below:

	2025		2024
		% of total		% of total
Customer	$	revenues	$	revenues
Customer A	200,000	45.8%		0%
Customer B	89,670	20.6%		0%
Customer C	82,410	18.9%		0%
Customer D	64,180	14.7%		0%
Customer E			121,210	100%

Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

F-20

ChdgAI Commodities Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(10) Risks and uncertainties (cont.)

For the years ended September 30, 2025 and 2024, customers in terms of gross accounts receivable were as below:

	2025		2024
Customer	$	% of gross accounts receivable	$	% of gross accounts receivable
Customer D	64,180	100%	—	—%

Supplier concentration risk

For the years ended September 30, 2025 and 2024, purchases from the top five suppliers were as below:

	2025		2024
Supplier	$	% of total purchases	$	% of total purchases
Supplier A	265,639	100%	-	-

Credit risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts receivable presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. The Company had to fixed interest rates for the bonds for the years ended September 30, 2025 and 2024, so the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage our interest risk exposure.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

F-21

ChdgAI Commodities Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2025 AND 2024

(10) Risks and uncertainties (cont.)

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

(11) Commitment and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. There are not any other known commitments or contingencies as of September 30, 2025 and 2024.

(12) Subsequent Events

The Company has assessed all events from September 30, 2025, up through April 30, 2026, which is the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

Subsequent to September 30, 2025, the Company completed the Reorganization described in Note 1, pursuant to which the Company became the ultimate holding company of Fuermosha (HK).

On December 1,2025, the Company issued convertible notes in the aggregate principal amount of US$150,000 to certain investors. On March 23, 2026, such convertible notes were converted into 1,500,000 Class A ordinary shares at a conversion price of US$0.10 per share.

In addition, on March 23, 2026, the Company issued 1,000,000 Class A ordinary shares to external investors at a subscription price of US$0.10 per share for aggregate cash consideration of US$100,000.

As of March 31, 2026, the Company had 8,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares issued and outstanding.

The foregoing issuance of convertible notes, the conversion of such notes into Class A ordinary shares, and the issuance of Class A ordinary shares to external investors all occurred after September 30, 2025. Accordingly, such transactions have not been reflected in the accompanying consolidated/combined balance sheets as of September 30, 2025 or in the weighted-average ordinary shares used in the calculation of earnings per share for the periods then ended. These matters are disclosed herein as non-adjusting subsequent events.

F-22

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of ChdgAI Commodities Limited, as adopted by special resolution dated January 21, 2026.
4.1	Reorganization Agreement, dated January 10, 2026, by and among ChdgAI Commodities Limited, Fuermosha (HK) Co., Limited, FUER Holdings Ltd., and the shareholders of Fuermosha (HK) Co., Limited.
4.2	Share Purchase and Transfer Agreement relating to the acquisition by ChdgAI Commodities Limited of all issued and outstanding shares of Fuermosha (HK) Co., Limited.
4.3	Share Exchange Agreement relating to the issuance of ordinary shares of ChdgAI Commodities Limited to FUER Holdings Ltd. in connection with the corporate reorganization.
4.4	Form of Convertible Note Subscription Agreement.
4.5	Form of Ordinary Share Subscription Agreement.
10.1	Software Purchase Agreement relating to the acquisition of the Bulk Commodity Intelligent Management Integrated System Software used in the Company’s operations.
10.2	Technology Development Agreement relating to the development and enhancement of technology systems used in the Company’s operations.
10.3	Human Resources Outsourcing / Employer-of-Record Service Agreement, dated December 5, 2022, by and among Fuermosha (HK) Co., Limited, Xiamen Gongguo Human Resources Co., Ltd., and the relevant service provider parties.
15.1	Consent of INBERGO CPA LLP, Independent Registered Public Accounting Firm.

All exhibits listed above are filed herewith.

Certain identified information has been excluded from this exhibit because it is both not material and is the type of information that the registrant treats as private or confidential.

45

ChdgAI Commodities Limited

DATE: April 30, 2026	By:	/s/ Haichun Yang
Haichun Yang
Chief Executive Officer (Principal Executive Officer)

Date: April 30, 2026	By:	/s/ Naiqi Zhang
Naiqi Zhang
Chief Financial Officer (Principal Financial and Accounting Officer)

46